12/23

02069079

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

PROCESSED

JAN 22 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3664 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1/15/03

Strength & Growth through Partnership

Legal & General

>> ANNUAL REPORT 2001

Legal & General...

Our Retail Partners are pleased to promote Legal & General's brand and products alongside their own. Though major and respected brands themselves, they know that by offering their customers Legal & General's good quality, value for money products, their reputations, their brands and their businesses are all enhanced.

Decisions people make about their finances are frequently made for the long term. Such decisions need careful consideration and often well thought through advice from trusted experts. Working with leading intermediaries, Legal & General strives to ensure that customers are offered a combination of top quality products and reliable service.

Many organisations are now very aware that providing their employees with a comprehensive benefits package aids both retention and recruitment. Our Client Partners work with Legal & General to deliver value for money group pensions and group risk schemes, which give their employees security and confidence.

...& our

Partnership is our culture. With this culture and with our expertise in managing partnerships, we have built up an important source of competitive advantage. Working with our chosen partners on a basis of mutual trust and respect, we strive to deliver ever higher levels of customer satisfaction and thereby to drive forward shareholder value.

Customers and staff are key stakeholders in any company's business. A company will therefore only endorse and introduce to these stakeholders, organisations whose products and values it trusts. Our Corporate Partners do just that for Legal & General. They promote Legal & General's products to their customers and their staff because they know they can trust Legal & General to deliver.

Our staff make Legal & General what it is. We respect them and we encourage and admire their ambition. Through targeted training, good management and effective motivation, we aim to create a partnership through which our staff's ambitions for themselves and for the company can both be realised. Our partnership with Amicus – MSF Section is crucial to this goal.

Our business depends upon a community which is secure, stable and prosperous. We therefore support and work with organisations seeking to achieve a better environment and a better community in which to live. We partner, in particular, community projects which set out to protect our environment, preserve our social fabric and help those in need.

partners

&
Barclays

"Our partnership with Legal & General has enabled us to meet our objective of delivering quality products to our customers. The reaction from our customers and staff has been very positive. We are delighted to be part of the bancassurance model of the future."



BOB BENCH
MANAGING DIRECTOR
INVESTMENT MANAGEMENT
BARCLAYS PRIVATE CLIENTS




"I was pleasantly surprised how quick and easy it was to buy Legal & General life assurance at my local Barclays branch. Now I know that my family is protected, we can all concentrate on enjoying today – knowing that Legal & General is looking after tomorrow."
D. POOLE MIDDLESBOROUGH



&

Direct Life and Pensions

"The online Term Assurance offered by Legal & General has dramatically changed the way we do business. Now, in the majority of cases, it only takes minutes to arrange value for money life cover. And there's no paperwork!"

MICHAEL WARD
MANAGING DIRECTOR
DIRECT LIFE AND PENSIONS
SERVICES LIMITED

"It's so exciting planning a future together. But you never know what it may hold! Our Legal & General Term Assurance policy from Direct Life gives us peace of mind. And it was so easy to set up – we arranged the whole thing over the phone."

P. WYRILL BRIDPORT



& Exel

"The range of value for money pensions available from Legal & General has helped to secure our employees' future. The launch of our Stakeholder pension scheme was greatly enhanced by the employee material provided by Legal & General."



CHRIS STEPHENS
GROUP HR DIRECTOR
EXEL


exel


exel
exel
exel
exe

"Let's face it – choosing the right pension can be complicated and a bit of a worry, so it was a relief to be able to organise it all at work and so easily. With a Legal & General pension behind me now, I feel more confident about my future."

A. DHILLON KEMPSTON


"The wide choice of Legal & General products offered to us through Healthcall means that while we're busy looking after our patients, Legal & General is taking care of our financial future."
M. GRUPP BUCKINGHAM

& Healthcall

"With so many online products now available from Legal & General, managing your financial affairs has never been easier. Working with a respected financial services partner and allowing staff to deal with their financial requirements online – whenever they choose – makes for a wonderful partnership."



ROBBIE BURNS
GROUP MANAGING DIRECTOR
HEALTHCALL


A
OE
HLA
NTCO
HLAOT
NTOLAE
PLUS
the site that gives you added value





& Amicus

"We see our Partnership with Legal & General as a model of how a company and a union can work together. Both our members and the company benefit. Our Partnership Agreement is now five years old and our dealings with Legal & General continue to go from strength to strength."

ROGER LYONS
GENERAL SECRETARY
AMICUS – MSF SECTION

"At Legal & General, everyone understands just how much can be achieved by working together. In 2001, the rugby team won some silverware – so we're succeeding on the sports field as well as in the market place."

L. CALVERT CARDIFF



"Sometimes caring for a loved one can be a lonely task. That's why the Princess Royal Trust for Carers website is so important to people like me. Created with the support of Legal & General, it helps us keep in touch with others – and makes caring that much easier."

C. STUFFINS HEMEL HEMPSTEAD

Partnership is Legal & General's culture. With this culture, Legal & General can differentiate itself from the market, deliver ever higher levels of customer satisfaction and drive forward shareholder value.



&
Princess Royal Trust for Carers

"The support we have received from Legal & General has been outstanding. What has been really encouraging for us is that the support has not just been financial but has also involved senior people giving us a lot of their time and energy."

ALISON RYAN
CHIEF EXECUTIVE
PRINCESS ROYAL TRUST
FOR CARERS

& MORE OF THE MANY PARTNERS WITH WHOM WE HAVE WORKED IN 2001

Leek United Building Society

Yorkshire Building Society — With you one hundred percent

Alliance Leicester

paragon mortgages

2000 fun-d

CRISIS

Abbey National — because life's complicated enough

Dudley

Cambridge Building Society

CR!ME CONCERN — WORKING FOR SAFER COMMUNITIES

BM SOLUTIONS — THE SPECIALIST LENDER OF THE HALIFAX

mortgage express

Scarborough building society

ENCAMS Greenfingers Challenge

THE WOOLWICH

HINCKLEY AND RUGBY BUILDING SOCIETY

VERNON BUILDING SOCIETY

northern rock

PLATFORM HOME LOANS

Bank of Ireland Mortgages

	2001 £m	2000 £m
ACHIEVED PROFITS BASIS		
OPERATING PROFIT BEFORE TAX*	**751**	684
CONTRIBUTION FROM NEW BUSINESS	**244**	196
SHAREHOLDERS' FUNDS	**4,994**	5,274
DIVIDEND COVER**	**2.1**	2.0
MODIFIED STATUTORY SOLVENCY BASIS		
OPERATING PROFIT BEFORE TAX*	**497**	485
SHAREHOLDERS' FUNDS	**2,762**	3,187
DIVIDEND COVER**	**1.3**	1.4
WORLDWIDE ANNUAL PREMIUM EQUIVALENT (APE)***	**801**	630
NEW INSTITUTIONAL FUNDS	**£13.2bn**	£12.7bn
FUNDS UNDER MANAGEMENT	**£117.5bn**	£114.2bn

WORLDWIDE APE (£m)


97 408
98 494
99 628
00 630
01 801

DIVIDEND PER SHARE (pence)


97 3.18
98 3.62
99 4.13
00 4.71
01 5.09

WORLDWIDE FUNDS UNDER MANAGEMENT (£bn)


97 62
98 83
99 108
00 114
01 118

* From continuing operations ** Based on operating profit after tax
*** Annual Premium Equivalent (APE) is total new annual premiums +10% of single premiums

"Our total return for shareholders has outperformed both our sector and the FTSE 100 over one, five and ten years. This reflects the soundness of our business model."



CHAIRMAN ROB MARGETTS

RESULTS

I am pleased to report on another year of substantial achievement for Legal & General. In our core UK market, the reputation we have built for quality, value for money products has enabled us to deliver a remarkable 32% growth in new business APE. Against a market which has grown at less than half this rate, this impressive result means that, once again, Legal & General has strongly increased its share of the UK long term savings and protection market. Since 1996, our share of this market has more than doubled. This growth is central to our strategy and is its driving force. Our strategy is working and it is benefiting both our customers and our shareholders alike.

Above market growth has been achieved across most of our businesses. In Holland, innovative and well targeted products enabled us to achieve a 50% increase in market share during the year. Our success there is a positive indicator for our newly launched German business, which is focusing on a similar market segment of the sophisticated and financially aware. We have also, we believe, increased market share both in France and in UK household insurance. In line with our strategic objectives, therefore, we are successfully delivering strong organic growth across many markets.

In fund management, we also continue to move ahead. Despite last year's difficult market conditions, our Institutional fund management subsidiaries won over £13bn of business. We have been attracting new business at an average of over £1bn per month since January 1998, an extraordinary achievement. At the end of 2001, the ownership of our investment subsidiaries was transferred from the UK long term fund to new wholly owned subsidiaries of Legal & General Group Plc. This transfer of ownership, which better reflects the external bias of the funds we now manage, was substantially funded by the issue of a £525m convertible bond. This bond, the largest ever sterling convertible, was issued on very attractive terms for the Group.

We have, once again, made good progress at the operating profit level. Operating profit from continuing operations on the Achieved Profits basis, which we regard as more realistic than that required for our primary accounts, moved ahead by 10% to £751m, a new record. As shareholders will be aware, 2001 saw falls in most equity markets around the world. The UK market was no exception. As a consequence, our pre-tax achieved profit, after taking into account adjustments in investment values, was £62m. Your Board remains convinced of the potential for long term outperformance by equity investments and, therefore, our stance on the allocation of shareholders' funds between investment categories has not altered materially in the past year.

DIVIDENDS AND SHARE PRICE PERFORMANCE

In considering dividend policy, the Board is careful to take account of the investment, business and inflationary environments. Whilst the Board is greatly encouraged by both the Group's operating performance in 2001 and its prospects for future profitable growth, it is also mindful of the poor performance of equity markets last year. Accordingly, the Board is recommending that the final dividend for 2001 should grow by 7% to 3.46p and the dividend for the whole year by 8% to 5.09p. Shareholders will not need reminding that this growth rate is well ahead of both inflation, which was below 2% in 2001, and the FTSE 100 dividend growth rate, which was below 1% last year. Shareholders will once again have the opportunity to reinvest their dividends in Legal & General shares through the Dividend Reinvestment Plan, which we established following a request at the last AGM.

Longer standing shareholders will be aware that our share price has not shown the same pattern of steady growth in the past three years which it saw in earlier years. Although this is disappointing, our performance can best be judged when compared with the market overall. Against that test, shareholders can take comfort. As the chart on Total Shareholder Returns shows (see Figure 1) our total return for shareholders has outperformed both our sector and the FTSE 100 over one, five and ten years. This reflects the soundness of our business model.

PARTNERSHIPS

Last year when I reported to you, I stated my belief that the future would hold exciting opportunities for Legal & General. Subsequent events have proved this forecast accurate. Opportunities have come rapidly, as new and old partners have responded to the attractions of both our brand and our product and service offerings. The development and management of our many partnerships has been key to our progress this year. Our skill in this

FIG.1: TOTAL SHAREHOLDER RETURNS (%)



LEGAL & GENERAL
FTSE 100
FTSE LIFE ASSURANCE SECTOR
1 Year
-10.8
-14.1
-22.4
5 Years
96.3
43.6
71.2
10 Years
538.4
187.1
384.4

area is becoming an ever more important source of competitive advantage for us. Accordingly, you will see that we have chosen to highlight the theme of partnerships in this report so that you, our shareholders, can gain a more detailed understanding of the importance of these partnerships to the success of our business.

FINANCIAL STRENGTH

Many major economies around the world experienced slow or even negative growth in 2001. Widespread economic slowdown, together with the terrible events of 11 September, caused equity markets to decline and to experience unusual volatility. Nothing is of greater importance to the future success of Legal & General than that we retain the confidence of our customers, whatever the market conditions. Our actions to improve the capital position of our UK long term fund, described in more detail on pages 28 and 29 of this report, responded to that priority. Our UK long term fund has been awarded the top rating for its claims paying ability by two independent rating agencies; AAA by Standard & Poor's and A++ by A M Best. We are one of very few UK insurers to hold these top ratings.

SHAREHOLDER COMMUNICATIONS

We are keen to ensure that all shareholders have equal access to information about our business. Last year, I encouraged those shareholders who had access to the internet to visit the shareholder pages of our corporate website www.legalandgeneral.com. During 2001, the site was redesigned and its contents improved. Shareholders can now view results presentations, press releases and stock exchange announcements within a very short time of their occurring or being issued. Your Board is keen to listen to shareholders' views and so the site also provides shareholders with an easy means of sending us your opinions and comments.

BOARD NEWS

The Board was delighted that David Prosser, our Group Chief Executive, was chosen to receive the prestigious Lifetime Achievement award in 2001's British Insurance Awards. David has made an exceptional contribution both to our industry and to Legal & General, and this recognition from the industry was fully deserved.

The Board very much regrets David Rough's decision to retire early. He has made an enormous contribution to Legal & General during his ten years as Investment Director and he leaves with our thanks and good wishes. Tim Breedon, David's successor as Group Director (Investments), has, since joining Legal & General in 1987, been the driving force behind the extraordinary growth of our index fund business and he is warmly welcomed to the Board.

Also leaving the Board during 2001 were Elizabeth Wall, due to the pressure of increasing overseas commitments, and Lord Burns, whom we congratulate on his appointment as Chairman of Abbey National Plc, together with Tony Hobson and Honor Chapman, on whose departures I reported last year. Alan Wheatley will be standing down from the Board at our forthcoming AGM after nine years of dedicated service. We shall miss their many valuable insights and contributions to our deliberations. Replacing those non-executive members who have left, your Board has been delighted to appoint Frances Heaton and, more recently, Sir David Walker. Their extensive experience of financial services and regulation will be of enormous value to your Board.

STRATEGIC STRENGTH

2001 was a difficult year both for the markets and for some participants in our industry. Legal & General ended the year not only growing our business faster than most of our competitors but also with the financial capacity to continue to do so. Our strategy of combining value for money products with prudent financial management continues to serve us well. Supported by that strategy and by the continued commitment of the company's staff, to whom we are as ever indebted, your Board remains confident of Legal & General's continued success.

Rob Margetts

ROB MARGETTS CHAIRMAN

"I am delighted that Legal & General was named Life Insurer of the Year for the third time in four years, at the British Insurance Awards 2001."





> **"2001 was a year of substantial achievement for Legal & General in which we once again delivered profitable, above market growth."**
>
> GROUP CHIEF EXECUTIVE DAVID PROSSER

In 2001, Legal & General stood out from the crowd. The company continued to operate successfully in a trading environment which proved difficult for some of our competitors. Our winning strategy of offering value for money across a broad range of financial services products enabled us to end 2001 showing strong growth, and with the capacity to continue to grow in the future.

There are three areas on which Legal & General has concentrated and which, we believe, underpin our strong prospects. They are:

1. Managing our resources so that we deliver good value for customers in all our products;
2. Understanding and fulfilling the needs of our customers, partners and intermediaries;
3. Retaining a prudent shareholder value focused approach to management.

SUCCESSFUL PRODUCT AND RESOURCE MANAGEMENT

Our business model has been built around a virtuous circle, in which good value products generate growth and economies of scale, which in turn release efficiencies which enable us to create even better value products. The success of our index-tracking business, which has seen its funds under management leap from £3bn ten years ago to £78bn now, is a prime example of this virtuous circle in action. Through its operation, both our customers and our shareholders benefit.

The success of our products in the marketplace, particularly the Independent Financial Adviser (IFA) marketplace, where 'best advice' rules apply, is testament to their value and attractiveness. In the past five years, sales of Legal & General's life and pensions products through IFAs have grown by 190%, well ahead of market growth. We experienced especially rapid business growth from the segment of fee-based, non-commission IFAs in 2001. Individual business from this segment grew by 58%, a powerful indicator of the strength of our product proposition in this increasingly important area of the market.

Although we see market share growth as a key goal for us, we will not pursue volumes at the cost of either inappropriate risk or inadequate margins. Thus, in 2001, whilst our UK life and pensions new business grew by 32%, the added value from this business grew by an even more impressive 55%. This performance validates our business model, where growth of good value products is the driver of higher profits.

Within our new business administration area, continuing investments in systems are delivering valuable pay-back in many areas. For example, over 30% of our term assurance applications from IFAs are now being received online. Of these online applications, over 45% can be processed without further human intervention. Thus, around 15% of our IFA term business is now being processed at a fraction of the cost we were incurring before we made the investment in our new systems. We are constantly targeting processing savings and will be achieving more such savings when

FIG.2: OPERATING PROFIT – ACHIEVED PROFITS BASIS (£m)


97
574
98
507
99
648
00
684
01
751

FIG.3: UK INDIVIDUAL MARKET SHARE (%)


97 4.1
98 4.9
99 5.2
00 5.3
01 6.1
01* 7.1

Source: Association of British Insurers (ABI) *Fourth quarter

we complete the roll-out to our Business Partners of 'Once and Done', the system which permits online completion of protection business.

Just as more efficient handling of new customers can add significant value to our business, so can reducing the costs of servicing our in-force book. During 2001, process efficiencies and productivity gains in the handling of our existing book by customer service teams delivered significant savings. Though this was encouraging, there is still more we can achieve. Driving out further costs in administering our in-force book of business is an important priority for us in 2002.

SKILLED DISTRIBUTION AND PARTNERSHIP MANAGEMENT

Legal & General has successfully managed a single brand, multi-channel distribution strategy for over ten years. During that time, the level of expertise we have built up in managing the tensions and opportunities inherent in such a strategy has become an important source of competitive advantage. Through the successful execution of this strategy, we have gained valuable operating efficiencies which have underpinned our product competitiveness. We could not have obtained this level of efficiency had we been following a more complex multi-brand strategy.

Key to the success of our single brand strategy has been our ability to build long lasting partnerships with distributors both large and small. One of our longest relationships, our General insurance partnership with The Woolwich, has already lasted well over 50 years and in 2001 we were delighted to be appointed its life assurance partner as well. Our partnership with Northern Rock on mortgage related and savings products is now over 12 years old. This relationship, which is typical of many, is both mutually beneficial and rapidly growing, evidenced by the 85% growth in new business APE generated through Northern Rock in 2001. We are very proud to have relationships of such long standing with organisations of such calibre.

Our experience in managing major business partnerships proved invaluable during 2001 as we successfully launched our new relationships with Barclays and with Alliance & Leicester. Our partnership with Alliance & Leicester performed well ahead of expectations in 2001 and further growth is in prospect for 2002. Our partnership with Barclays has not only performed excellently but has also developed in ways not initially anticipated. At the outset, the partnership envisaged simply the distribution of our life, pension and investment products through the Barclays' branch network. An important extension of the partnership has since been agreed with Barclaycard appointing Legal & General as its supplier of life and investment products. Legal & General is committed to delivering to all its partners quality products and services, which will satisfy and exceed both their expectations and those of their customers. We have the business scale and the products to do this. We intend that our new relationships should last just as long as those established in previous decades. It is our firm belief that the bancassurance model we have built with our partners will both deliver and endure, enabling us to increase yet further our UK individual market share. This key indicator of our success grew to over 7% in the fourth quarter of 2001 (see Figure 3).

PRUDENT MANAGEMENT

The overriding priority for Legal & General is to fulfil the promise we make to our customers that they can trust us to deliver. In a year in which well known companies in our industry have experienced financial difficulties, our customers will have taken comfort from the knowledge of our UK long term fund's financial strength, affirmed for

FIG.4: FAMILIARITY AND FAVOURABILITY IN THE PERSONAL FINANCE SECTOR

Personal finance journalists were asked to rank companies according to how familiar they appear and how favourably they are regarded, with a zero rating being the least familiar.



1.0
0.7
0.4
0.1
-0.2
FAVOURABILITY
1.5
2.0
2.5
3.0
3.5
FAMILIARITY

- LEGAL & GENERAL
- LIFE & PENSIONS COMPETITORS
- BANKS/BUILDING SOCIETIES
- OTHERS

Source: MORI Financial Services 2001

>> RETAIL PARTNERS

Alliance & Leicester

"The excellent range of value for money products that are available from Legal & General has helped our staff meet their customers' needs. Customers have quickly accepted the benefits of dealing with two award winning brands under one roof."

RICHARD PYM
MANAGING DIRECTOR
RETAIL BANKING

the thirteenth year running at the highest of the rating levels awarded by Standard & Poor's. Our prudent approach to capital management, on which our customer proposition is based, has been demonstrated clearly by the actions we have taken to underpin the strength of our UK long term fund. In total, we have made available over £500m of subordinated debt to the UK long term fund. This has given Legal & General the capital base upon which to continue to deliver above market growth. We have been able to provide this support at a time when many in our industry are finding capital an increasingly scarce commodity.

The aim of our pricing and product management policies is to ensure we achieve fair returns on our capital, whilst adhering to our commitment to deliver good value for money products to our customers. Accordingly, we are active in using reinsurance to ensure that the risks we retain are prudent in the context of our size and our business objectives. We are exploring the use of risk transfer mechanisms in those cases where we have distribution and service strengths in excess of our risk appetite. We foresee additional business and profit opportunities arising in the future from such activities, particularly in relation to our pensions, protection and annuity businesses.

In addition to our proven risk and capital management skills, we have pursued strict cost control in all areas of the business. Without such a culture, our value for money product strategy would be unachievable. With that culture, we have been able to build a brand which is recognised by advisers and commentators alike as one of the most admired in the sector. Not only were we named Life Insurer of the Year at the British Insurance Awards but also surveys of personal finance journalists regularly place Legal & General in a leading position on a ranking of familiarity and favourability (see Figure 4 for a recent example of such a survey). Our position in these surveys explains our attractiveness to the many Business Partners who made 2001 a year of record agent recruitment for us. The number of agents who sell Legal & General branded products rose from 2,000 to over 5,000 during 2001. This provides us with an excellent platform from which to seek further profitable business growth in 2002.

FUTURE PROSPECTS

Our industry has undergone very rapid change in recent years and the outlook is for more change ahead. Much of this will be driven by pure market forces, by the impact of technology and by the steady growth in consumer understanding of our industry's products, to which we intend to contribute. In addition, however, many areas of the industry are presently subject either to proposed regulatory change or to wide ranging reviews initiated by Government or our new regulator, the Financial Services Authority (FSA). In our submissions to the Sandler Review of Medium and Long Term Retail Savings, which is due to report in the summer, we have recommended wider product CAT-marking combined with a relaxation of some of the more onerous and costly aspects of point of sale regulation. Many consumers simply want reliable products with risks and benefits they can easily understand, cheaply delivered. We urge the Government and the FSA to take this opportunity to broaden the range of CAT-marked products and to reduce the cost, ultimately borne by consumers, of the associated regulatory framework.

In January 2002, the FSA launched a consultative document on the future regulation of product distribution. The FSA is proposing to abolish the current polarisation rules which require intermediaries either to operate as tied agents of one provider or as independent distributors advising on the products of all providers. In place of these arrangements, the FSA is proposing to allow firms to multi-tie to a panel of providers. Alternatively, if a firm wishes to describe itself as independent then it must operate only on a fee-charging, non-commission basis.



ABOVE MARKET GROWTH
SATISFIED CUSTOMERS
SHAREHOLDER VALUE
A CHOICE OF HOW TO BUY
STEADILY IMPROVING PRODUCTS

We believe Legal & General will be well positioned to succeed if this proposed new marketplace is implemented. We already have extensive experience in managing a multi-channel distribution strategy and we believe this will represent an important competitive advantage for us in the new environment.

INTERNATIONAL BUSINESS

Our successful UK business model is also applied, and adapted where appropriate, by our overseas operations. In both France and Holland, we offer value for money products to high net worth segments of the market. We believe that in time, as in the UK, our value propositions will become the market norm and that our present market positioning will prove increasingly advantageous to us. Already, we are achieving very satisfactory market share gains in these countries. In Holland our strategy is winning strong support, especially from intermediaries who, last year, voted our Dutch subsidiary that country's Best Life Assurer. We have just opened for business in Germany, again targeting the high net worth segment of the market, this time with competitive internet and direct mail offerings.

In the US, Legal & General has developed a strong market position in our chosen niche of high value term assurance. Based on our strategy of delivering good value products from a market leading cost base, we have built Legal & General America into one of that country's top ten largest life assurers by sums assured.

In the US, as in our European operations, we believe there are excellent opportunities for achieving further profitable growth and we intend to pursue these opportunities vigorously.

EMPLOYEE COMMITMENT

A year which has been difficult for some market participants has been a year of achievement for Legal & General. Our strategy is working, but the need for effective implementation remains. Here, the unstinting efforts of all at Legal & General, and our collective determination to put our customers and intermediaries first, have been critical. I am grateful to all staff and colleagues and to our recognised union, Amicus, with whom we have developed a wide ranging and valuable partnership, for all that has been achieved. I am also delighted that staff are so strongly supportive of our Environment Programme. Details of this programme are given on pages 33 and 34 of this report.

In the staff survey undertaken by MORI last year, over 80% of those responding stated that they were confident of Legal & General's future success. This result put us in the top ten of companies surveyed by MORI in the last five years. That is a very gratifying position and a powerful indicator of our potential as a company to achieve even more.

Supported so strongly by the confidence of our staff, it is perhaps no wonder that I also feel very confident of the outlook for Legal & General.



DAVID PROSSER GROUP CHIEF EXECUTIVE

△ **THE VIRTUOUS CIRCLE**

Our good value product strategy is the engine of Legal & General's growth. By delivering good value products which satisfy our customers and win the support of our intermediaries, we achieve market beating growth.

"We have once again written new business which delivers significant value for our shareholders."



In the following commentary on our results we have focused on the Achieved Profits (AP) results for the Group's long term insurance operations combined with the Modified Statutory Solvency (MSS) basis for the Group's other operations (including General insurance and retail investment businesses). This practice follows that adopted by our major UK competitors. The Directors believe that the AP methodology provides a more realistic reflection of the Group's long term insurance operations than the MSS basis.

UK LIFE AND PENSIONS PROFIT

Operating profit grew 17% to £532m (2000: £454m). The contribution before tax from new life and pensions business was up 55% to £183m. In an increasingly competitive market, we have once again written new business which delivers significant value for our shareholders. As a percentage of Annual Premium Equivalent (APE), the contribution increased to 31% (2000: 27%), as a result of a favourable mix of new business.

The contribution from the in-force business increased to £252m (2000: £223m). Largely as a result of one-off start-up costs in connection with the infrastructure for our Business Partners, development expenditure increased to £26m (2000: £14m).

The contribution from shareholder net worth was £123m (2000: £127m). This reduction was almost entirely due to the lower discount rate.

UK NEW BUSINESS

New APE for the full year increased by 32% to £710m (2000: £536m), reflecting the benefit of our strategic alliances with both Alliance & Leicester and Barclays.

INDIVIDUAL PENSIONS

New annual premium business grew by 60% to £123m (2000: £77m) of which £115m was written on Stakeholder terms.

Over 43,000 employers, covering 1.5m potential scheme members, have designated Legal & General as their Stakeholder pensions provider. We believe this represents around 14% of total designations and places Legal & General in a strong position to meet our target market share. We continue to support worksite marketing initiatives to encourage scheme membership.

In the final quarter of the year, a growing proportion of our employer Stakeholder business came from fee-based employee benefit consultants, generally covering larger employee groups and with higher average salaries.

INDIVIDUAL LIFE

Legal & General has retained its leading position in the housing related market. Annual premium sales of £138m were up 7% (2000: £129m) as the strong position we have built up in the life protection market largely offset the

FIG.5: UK NEW BUSINESS – VALUE ADDED (£m)

97	78
98	72
99	99
00	118
01	**183**

‹ EXECUTIVE DIRECTORS
Left to right:
Tim Breedon Group Director (Investments),
Andrew Palmer Group Director (Finance),
David Prosser Group Chief Executive,
Robin Phipps Group Director (UK Operations),
Kate Avery Group Director (Partnerships and Direct),
Gareth Hoskin Group Director (IFA and Corporate).

impact of our decision to withdraw our ISA mortgage repayment product from the market in May.

Single premium bond sales were up sharply at £1,238m (2000: £751m), an increase of 65%, resulting from continuing high levels of demand, especially for with-profits bonds. Reflecting falling equity values, we, in common with many of our competitors, have reduced with-profits bond product benefits and terms. However, new business volumes have remained strong despite these changes.

GROUP BUSINESS

Group new business increased by 74% to reach £127m APE (2000: £73m), largely as a result of our strength in the bulk purchase annuity market. Following subdued demand in 2000, bulk purchase annuity premiums increased by 187% to £741m. In the latter part of 2001, we took the opportunity to increase the required return on capital in pricing this business. However, at the smaller end of the market we continued to write steady volumes.

UNIT TRUSTS AND ISAS

Against a sharp downturn in sales in the market as a whole, we have achieved exceptionally strong growth in new business in 2001. That growth reflected customers' recognition of the benefits of regular saving and the reliability of outcome relative to markets provided by our indexed products.

Over the year, new business APE reached £126m, an increase of 34% (2000: £94m), with sales in the fourth quarter boosted by the success of our Protected Portfolio product.

In January 2002, we announced a further tranche of our Protected Portfolio product and the launch of our web-enabled funds supermarket. Legal & General's funds supermarket initially offered over 80 funds from 21 different fund managers.

UK DISTRIBUTION

We have achieved volume growth in our IFA and Business Partners distribution channels and distribution mix has become more balanced. Our results benefited from the strategic alliances with both Alliance & Leicester and Barclays, together with the record number of smaller business partners recruited.

In the IFA sector, we established a separate sales and servicing team in December, focused on the needs of the major employee benefit consultants and other fee-based advisers. The team was formed as a result of the increasing volumes of business we are receiving from this important segment of the market.

We have also used our direct distribution capabilities to support the marketing efforts of our major Business Partners. Our e-commerce capabilities have expanded further. We have benefited from our facility for customers to purchase and manage ISAs online and 12% of Direct ISA sales in 2001 were initiated via the internet. Additional

FIG.6: TOTAL UK NEW BUSINESS – ANNUAL PREMIUM EQUIVALENT (£m)


97
357
98
436
99
541
00
536
01
710

›› INTERMEDIARY PARTNERS

Carrington Carr

"The Mortgage Club from Legal & General has provided us with an excellent range of mortgages to meet our client needs. The Mortgage Club saves us time and money and generates satisfied customers – a win win all round."

NIGEL GILES
DIRECTOR

FIG.7: UK INDIVIDUAL NEW BUSINESS BY DISTRIBUTION CHANNEL



FOURTH QUARTER 2001
- 45% IFAs
- 48% BUSINESS PARTNERS
- 7% DIRECT

2001
- 54% IFAs
- 36% BUSINESS PARTNERS
- 10% DIRECT

2000
- 60% IFAs
- 24% BUSINESS PARTNERS
- 16% DIRECT

e-commerce functionality provided for our Direct customers is also utilised by our Business Partners and in the IFA channel. The volumes of term business submitted and underwritten online have continued to grow and now represent almost a third of such business submitted by IFAs.

2002 will see the full year benefit of the new partnerships, both large and small, which were established in 2001. Accordingly, we anticipate achieving further market share growth during the year ahead.

In the longer term, our marketplace will be influenced by the changes to the polarisation rules recently proposed by the FSA. Legal & General has successfully managed a multi-channel distribution strategy for many years. This represents both a core competence and a key differentiator for us. With our broad product range, recognised quality proposition, AAA financial strength rating and well known brand, we believe we have the combination of capabilities and skills to succeed as distribution develops in the marketplace for financial services.

INTERNATIONAL LIFE AND PENSIONS

Operating profit from international life and pensions business was £101m (2000: £86m), including a new business contribution of £34m (2000: £43m). The contribution from in-force business more than doubled to £51m (2000: £25m).

USA

New annual premium business fell to £52m (2000: £62m) following the exceptional results in the first part of 2000, when sales were distorted by the impact of the introduction of the 'Triple X' reserving requirements. From a lower base, volumes have grown throughout 2001 with fourth quarter new business 24% ahead of the corresponding period in 2000.

Operating profit grew 49% to £67m (2000: £45m). The contribution from new business of £24m (2000: £34m) reflected the reduced premium volumes. Capital management and re-pricing measures continue to be taken as the market adjusts to the new regime. Claims resulting from the terrorist attacks of 11 September amounted to £5m net of reinsurance.

Europe

Sales in the Netherlands continued to outperform the wider market, growing by an impressive 42% to £17m APE (2000: £12m). In France, against difficult market conditions, new business including unit trusts has increased by 10% to £22m (2000: £20m), supported by strong growth in annual premium business.

The operating profits of the Dutch and French businesses were £18m (2000: £17m) and £16m (2000: £24m)

FIG.8: UK LIFE AND PENSIONS OPERATING PROFIT BEFORE TAX – ACHIEVED PROFITS BASIS

Year ended 31 December	**2001 £m**	2000 £m
CONTRIBUTIONS FROM:		
NEW BUSINESS	**183**	118
IN-FORCE BUSINESS	**252**	223
DEVELOPMENT COSTS	**(26)**	(14)
SHAREHOLDER NET WORTH	**123**	127
OPERATING PROFIT	**532**	454

FIG.9: OPERATING PROFIT BEFORE TAX – ACHIEVED PROFITS BASIS

Year ended 31 December	2001 £m	2000 £m
LIFE AND PENSIONS	**633**	540
INSTITUTIONAL FUND MANAGEMENT	**76**	82
GENERAL INSURANCE AND OTHER INCOME	**42**	62
OPERATING PROFIT	**751**	684

respectively. The combined contribution from new business was £10m (2000: £9m).

In February 2002, we announced the launch of our German business. This greenfield development will target high net worth customers through a direct internet and telesales operation offering simple, low cost, value for money products.

INSTITUTIONAL FUND MANAGEMENT

Operating profit from Institutional fund management was £76m (2000: £82m). This included a reduced profit of £70m (2000: £75m) from the UK managed pension funds business, which no longer benefits from double taxation relief. Excluding the impact of the loss of this benefit, which contributed £16m in 2000, underlying profits from Institutional fund management grew from £66m to £76m.

Our success in winning both equity and bond mandates for our range of indexed and active funds brought new business of £13.2bn (2000: £12.7bn). The contribution from new business declined to £27m (2000: £35m) reflecting the lower fee levels on large bond mandates won in the course of the year. Some existing customers have also increased their exposure to bonds at the expense of equities.

Despite the fall in equity values which occurred during the year, Group funds under management exceeded £117bn (2000: £114bn) at the year end.

GENERAL INSURANCE

All classes of business have been profitable in 2001, resulting in an 85% growth in operating profit to £37m (2000: £20m). Net premiums written grew 8% to £269m (2000: £249m). The household account, which represents over three quarters of net premiums written, produced an increased operating profit of £15m (2000: £5m), benefiting from a lower level of bad weather claims.

The operating profit for mortgage indemnity business was £14m (2000: £21m). Around a third of the total profit arose from the release of provisions for pre-1993 mortgage indemnity contracts, where the remaining provision is now £10m.

Other personal lines business produced an operating profit of £8m (2000: £6m loss). The 2000 result was distorted by the closure of an overseas account.

OTHER OPERATIONAL INCOME

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other

FIG.10: GENERAL INSURANCE NET PREMIUMS WRITTEN AND OPERATING PROFIT

Year ended 31 December	2001 Net premiums written £m	2001 Operating profit £m	2000 Net premiums written £m	2000 Operating profit (loss) £m
HOUSEHOLD	**204**	**15**	181	5
MORTGAGE INDEMNITY	**1**	**14**	2	21
OTHER BUSINESS (INC. OVERSEAS)	**64**	**8**	66	(6)
TOTAL	**269**	**37**	249	20

FIG.11: BREAKDOWN OF NEW BUSINESS CONTRIBUTION



- **£183m** UK LIFE AND PENSIONS
- **£34m** INTERNATIONAL
- **£27m** UK MANAGED PENSION FUNDS

operations. The reduced profit of £5m (2000: £42m) arose from increased interest expense, the growth of our retail investments business and the costs related to European developments.

The Group's other operations (retail investment business, banking and estate agency) produced a loss of £13m (2000: £2m profit). The loss from retail investment business, which is reported on the MSS basis, was £16m. It reflected the financing strain of new business, the impact of lower equity values on fee income, and the costs of the Barclays fund integration and our funds supermarket project. This loss was only partially offset by the profit achieved by our banking subsidiaries.

PROFIT ON ORDINARY ACTIVITIES

The Group's operating profit from continuing operations before tax was £751m (2000: £684m). Profit on ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of the previous year, together with economic assumption changes, was £62m (2000: £392m).

The negative investment variance was £688m (2000: £314m), reflecting the worldwide fall in equity markets. The largest impact came from UK life and pensions, where there was a negative variance of £579m (2000: £274m). The investment return on the equity and property portfolio was 16.9% below the assumption for the period (2000: 9.0% below assumption).

The effect of economic assumption changes resulted in a decrease of £3m (2000: increase £26m).

The reported tax charge exceeded the profit before tax, principally because no tax credit was available for unrealised depreciation of equities within shareholder net worth.

BALANCE SHEET

During 2001, the embedded value of the Group's long term business grew to £5,317m (2000: £4,580m).

In December 2001, the Group holding company acquired the fund management subsidiaries previously held within the UK long term fund. The transfer also boosted the UK long term fund's regulatory capital by around £400m, thereby further strengthening the fund and, together with the additional £355m of intra-Group subordinated debt, supporting its ability to continue to develop our business.

MODIFIED STATUTORY SOLVENCY BASIS

Operating profit from continuing operations grew modestly over the year to £497m (2000: £485m), with improved results from our life and pensions and General insurance businesses offset by the loss of double taxation

FIG.12: PROFIT FOR THE PERIOD – ACHIEVED PROFITS BASIS

Year ended 31 December	2001 £m	2000 £m
OPERATING PROFIT (CONTINUING OPERATIONS)	**751**	684
INVESTMENT RETURN VARIANCE	**(688)**	(314)
CHANGE IN EQUALISATION PROVISION	**(6)**	(6)
ECONOMIC ASSUMPTION CHANGES	**(3)**	26
PROFIT ON SALE OF FAIRMOUNT	**8**	–
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**62**	392
(LOSS)/PROFIT FOR THE FINANCIAL PERIOD	**(43)**	243

FIG.13: EARNINGS PER SHARE BASED ON OPERATING PROFIT AFTER TAX – ACHIEVED PROFITS BASIS (pence)

98	7.25
99	9.48
00	9.70
01	**10.65**

relief from Institutional fund management and lower results from Other operational income.

In view of the current low rates of inflation and lower levels of investment markets, the directors have concluded that it is appropriate to revise their projected compound growth rate of the transfer from the UK long term fund to 7% per annum, effective from the second half of 2001.

The UK life and pensions operating profit before tax rose to £353m (2000: 312m), reflecting a 10% growth in the net transfer from the UK long term fund in the first half of the year, reducing to 7% growth in the second half. The transfer for non-profit business is augmented by the distribution in respect of the intra-Group subordinated debt capital held within the Shareholders' Retained Capital (SRC). The external servicing cost of that debt has been reflected in interest expense reported within Other operational income.

The contribution from the SRC was negative £585m (2000: positive £30m). This reflected significantly lower investment returns and the net strain associated with the substantial volumes of new non-profit business written, especially in the second half. This business was the source of a major proportion of the increased new business contribution reported in our AP results.

Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years. The loss from our French subsidiary resulted from a lack of realised gains in current investment markets and the strengthening of regulatory provisions.

>> RETAIL PARTNERS

Northern Rock

"Providing customers with a choice of savings products that meet their needs is a major part of our strategy.
Legal & General's broad range of quality savings products has helped us to achieve this goal."

ADAM APPLEGARTH
CHIEF EXECUTIVE

"The UK Long Term Fund remains financially strong, with the highest ratings – AAA and a stable outlook from Standard & Poor's and A++ from A M Best."



GROUP DIRECTOR (FINANCE) ANDREW PALMER

FINANCIAL REPORTING

The Achieved Profits (AP) basis has been developed over several years by the ABI as a more realistic method of accounting for long term business. The profits reflect the change in embedded value and incorporate risk assumptions which are consistent with pricing bases over time.

The International Accounting Standards Board (IASB) is considering a draft Statement of Principles (DSOP) for insurance contracts. This proposes the development of a fair value approach to the valuation of assets and liabilities. We support this proposal in principle, provided it is aligned with a regulatory regime which assesses the prudential requirement for capital to cover the various risks. In practice, we are concerned about the practical implementation and the detail of any eventual standard and the associated costs. We also recognise that a new standard may still give shareholders and policyholders an incomplete view of a company's performance and that supplementary information could still play an important role.

A draft EU regulation, expected to be ratified this year, requires EU listed companies to adopt International Financial Reporting Standards by 2005. If the DSOP has not been developed by then into an agreed international standard, we would be concerned if any interim measures were to require substantive and expensive changes to current reporting which would not be needed for the eventual standard.

The AP basis itself is subject to ongoing review. It may need further refinement of the valuation basis for certain embedded options in contracts and the derivation of risk allowances, if such allowances are to be consistent with the market prices of traded assets.

The Modified Statutory Solvency (MSS) basis is the current primary reporting method in the UK for long term insurance business and it builds on the statutory requirements designed to demonstrate solvency. It defers the recognition of profit and does not fully recognise the shareholders' interest in the in-force long term business.

The focus in the Operating and Financial Review is on operating profit on the AP basis. This includes the results of the Group's long term insurance and Institutional fund management operations on the AP basis, combined with the MSS basis results of the Group's other businesses. Operating profit on the AP basis excludes investment return variances and the effect of economic assumption changes and better reflects underlying trends. For General insurance, operating profit is shown before any transfers to or from the equalisation provision. It also includes a longer term investment return on the capital regarded as supporting the business, which is based on the appropriate solvency margin. The exclusion of short term investment fluctuations reflects the manner in which insurers price and manage their business. A longer term investment return is also included in Other operational income.

THE UK LONG TERM FUND (LTF)

The LTF consists of assets of the Group's main operating subsidiary, Legal & General Assurance Society Limited (Society), which are attributed to the long term insurance business. The market value of the assets representing the LTF was £38.4bn at the end of 2001 (2000: £38.9bn). A simplified representation of the mechanics of the LTF flows is shown in Figure 14.

The LTF is the Group's core asset and remains financially strong, with the highest ratings: AAA and a stable outlook from Standard & Poor's and A++ from A M Best. Superior financial strength is both a valuable competitive advantage for the Group and the source of considerable security and confidence for the LTF policyholders. The capital supporting the long term business gives us greater investment freedom, thus providing the potential for enhanced returns. It also gives us the resources to grow our business and invest in an efficient infrastructure.

FIG.14: UK LONG TERM FUND (LTF)


NON-PROFIT BUSINESS
PROFIT AND RELEASED PROVISIONS
NEW BUSINESS INCREASED PROVISIONS
WITH-PROFITS FUND
SRC AND SUB-FUND
INVESTMENT RETURN
UP TO 10% OF DISTRIBUTED SURPLUS
TARGET BASED ON EMBEDDED VALUE
TRANSFER OUT OF LTF

The regulatory capital held within the LTF now includes intra-Group subordinated debt capital of £502m (2000: £147m). The original funding for this capital was provided by the Group's Medium Term Note (MTN) programme.

On 24 December 2001, the operating investment management subsidiaries held within the Shareholders' Retained Capital (SRC) were transferred to new shareholder owned holding companies. This transfer was substantially funded by the issue of a £525m convertible bond and gave rise to a realised gain in the LTF which has further increased the fund's regulatory capital by around £400m. The transfer had no impact on the Group's shareholder funds.

The changes to the operation of the LTF, implemented in 1996, enabled transfers from the LTF to increase progressively to a target level. This level, which has yet to be reached, is the aggregate of the shareholders' share of with-profits surplus and a smoothed investment return on the value of both the SRC and non-profit business. The directors regularly review their policy for growing the LTF transfer, taking account of the current economic environment and the Group's plans for growth. In view of current low rates of inflation and lower levels of investment markets, the directors have concluded that it is appropriate to revise their projected compound growth rate of the transfer to 7% per annum, effective for the second half of 2001. The LTF transfer has been augmented by the distribution in respect of the intra-Group subordinated debt capital held within the SRC.

At the end of 2001, assets of £25.3bn within the LTF represented that part of the fund attributable to its with-profits business, the with-profits fund. This amount substantially exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities relating to with-profits policies. The excess, known as the with-profits inherited estate, comprises working capital which has been retained in the with-profits fund, having been substantially provided by shareholders since the Society started writing modern with-profits policies in 1954. This contrasts with the inherited estates of many other companies which derive from past and present with-profits policyholders. There is, in addition, a sub-fund which is available to support the with-profits business and is reported as part of the fund for future appropriations.

The balance of the LTF assets, less an amount to cover the liabilities of the non-profit business, represents the SRC of £2.4bn. The SRC, together with the sub-fund, comprises accumulated profits retained in the LTF from past non-profit business.

GROUP DIVIDEND

The transfer from the LTF, together with dividends from the Group's other operations, provides a secure base for our dividend policy. The directors have taken the opportunity to align the rate of growth of the dividend with the revised policy for growing the LTF transfer. The final dividend has therefore increased by 7% and the total dividend for 2001 by 8%. The 2001 dividend cover based on operating profit after tax is 2.1 times on the AP basis and 1.3 times on the MSS basis.

MANAGEMENT OF RISK

A significant part of the Group's business is the acceptance of risk in a controlled and considered manner. The essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is the potential for financial loss for insurers. The nature of the risks accepted by insurers means that events, which are unanticipated as regards size and timing, do occur.

Most of the Group's UK activities are subject to regulation by the FSA, which requires authorised companies to take reasonable care to organise and control their affairs responsibly and effectively, and with adequate risk

FIG.15: DEFINITIONS OF RISK

CREDIT RISK	The risk of loss if another party fails to perform its financial obligations to the Group.
MARKET RISK	The risk arising from fluctuations in interest and exchange rates and market valuations which may affect assets, liabilities and the mismatch between the two.
LIQUIDITY RISK	The risk of not being able to realise assets to meet cash outflows when due.
OPERATIONAL RISK	The risk arising from developments in the external marketplace, crime, disasters, information technology, legal action and inadequate legal documentation, non-compliance with regulation, negative publicity, and losses from the failure or inadequacy of systems and controls.
INSURANCE RISK	The risk arising from the acceptance of insurance policies including underwriting, claims management and claims provisioning.

management systems. The Group Risk Committee, which comprises senior managers drawn from across the Group, monitors the identification of critical risks and their management by an appropriate process. They are developing the risk classification described below.

Credit Risk

Counterparty credit limits for the Group and individual subsidiaries are approved and reviewed regularly by senior management. Compliance with these limits for investment and treasury transactions is monitored daily.

Reinsurer counterparty risk for General insurance business is managed by ceding reinsurance to a spread of reinsurers, each of which has been subject to a financial credit review carried out by a leading reinsurance broker.

Life reassurance has been placed with a small number of major international reinsurance groups, three with the highest credit rating and one with an AA rating at group level.

Market Risk

An Asset/Liability Committee of senior managers, chaired by the Group Chief Executive, establishes investment policies for shareholders' and policyholders' funds on the basis of sound asset/liability management principles.

The investment policies for long term and other business have due regard to the nature of the liabilities and the guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by maintaining capital sufficient to cover the consequence of a mismatch under a number of adverse scenarios and by the use of derivatives.

Balance sheet translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Board, which allows between 25% and 75% of net foreign currency assets to be hedged.

Liquidity Risk

Liquidity requirements vary according to the type of business. Relevant monthly cash flow projections are maintained to indicate likely cash requirements. Short term cash requirements can be met by the sale of liquid investments or the use of short term borrowings.

Operational Risk

Operational management has responsibility for managing these risks, subject to review by the Group Risk Committee and in accordance with established policies and procedures.

Insurance Risk

The Group controls its insurance exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and trends.

Insurance exposures are further limited through reinsurance. Reinsurance may be used to reduce the potential loss to the Group from individual large risks and catastrophic events. It may also be used to manage capital or to provide access to specialist underwriting expertise. Reinsurance is predominantly ceded by treaties which automatically cover a proportion of all risks meeting prescribed criteria.

The LTF, by virtue of its size and strength, has limited need for reinsurance. For certain products, it shares its risk exposure with reinsurers by proportional treaties. Underwriting, which is within the remit of the Appointed Actuary, is carried out through a system of delegated authorities. Reinsurance arrangements of the international businesses are commensurate with their respective exposures and capital bases.

The principal General insurance reinsurances are excess of loss catastrophe treaties, under which the excess of an accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2002 is £18m (2001: £18m) and this represents the maximum net probable loss from any one event within the dominant household account.

TREASURY OPERATIONS

The Group has a central treasury function which is responsible for the Group's external financing and related interest rate exposure. It manages foreign currency exposure, liquidity, short term investments and counterparty risks and provides the treasury function for Legal & General Bank. The authorities of the central treasury function are approved by the boards of the companies for which transactions are undertaken and they are reviewed by the Audit Committee of the Group Board.

Derivatives are not undertaken for speculative purposes, but used to manage interest rate, currency and counterparty exposures in accordance with approved policies.

DEBT

Total debt at the end of 2001 amounted to £1,642m (2000: £571m). The debt is analysed by type in Figure 16. £925m of the debt effectively carried a fixed rate of interest.

Debt to finance mortgage lending and related assets amounted to £529m at end 2001 (2000: £279m). Debt attributed to the SRC amounted to £502m (2000: £147m). This largely represented long dated senior debt raised under the Group's MTN programme and lent on a subordinated basis to the LTF to support business growth. Other shareholder debt amounted to £575m (2000: £118m) and included £515m 2.75% 2006 convertible debt, net of expenses, issued in December to finance the transfer of the investment management subsidiaries from the LTF.

The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current debt ratings from Moody's and Standard & Poor's for long term debt are Aa3 and AA, respectively; and for short term debt, P-1 and A-1+, respectively. The outlook of Standard & Poor's ratings is stable.

The weighted average cost during 2001 of the Group's total debt was 4.8 % pa (2000: 5.9% pa).

TAX

The reported rate of tax on the AP basis was 169% (2000: 38%). The principal reason for this was that no tax credit was available for the substantial unrealised depreciation of the value of our equity holdings.



ANDREW PALMER GROUP DIRECTOR (FINANCE)

FIG.16:
ANALYSIS OF DEBT BY TYPE



- **£515m** CONVERTIBLE 2006
- **£334m** SHORT DATED MTNs
- **£402m** LONG DATED MTNs
- **£321m** COMMERCIAL PAPER
- **£70m** BANK LOANS

Our Social Responsibility and Environment Programmes are designed to support and sustain the communities and the environment on which we depend.

For Legal & General to prosper, the communities in which we operate must also be secure, stable and prosperous. Our Social Responsibility and Environment Programmes are designed to support and sustain the communities and the environment on which we depend as a company.

Our commitment to socially responsible behaviour underpins all areas of Legal & General's activities. At the heart of our ethos is providing customers with good quality products, at an attractive price, which fulfil their needs and meet their expectations. That approach is central to both our values and our strategy.

SOCIAL RESPONSIBILITY

Legal & General is committed to operating in a socially responsible manner, not only in its own right but also as one of the UK's leading investors. As such, we seek to exert a positive influence on corporate behaviour on ethical, social and environmental issues. We do this by talking to management and by voting on resolutions, for example on environmental issues, where this is called for by our corporate governance policy. The actively managed part of our portfolio is also able to exert an influence through the position it takes in particular stocks. We offer an Ethical unit trust product, which only invests in companies which have passed certain screening tests. Further details of our Socially Responsible Investment guidelines are available on the 'About Us' page of the website of our investment management company, www.lgim.com.

Our approach to community activity is reviewed annually by the Board, when the programme's budget is set and its guiding principles are agreed. The most important of these principles are:

1. The organisations we support and fund should have objectives which are linked to one of the Group's core businesses;
2. Our contributions should make a real difference to the recipient body;
3. Relationships should be non-dependent;
4. Staff involvement is encouraged;
5. Preference is given to projects benefiting the communities surrounding our main offices.

In 2001, Legal & General contributed £1.9m to its Social Responsibility Programme.

NATIONAL PROJECTS

Legal & General supports a variety of national charities, where we believe we can make a noticeable difference to their activities. The Princess Royal Trust for Carers (PRTC), though only launched ten years ago, now helps more than 100,000 carers annually through its network of more than 100 Carers Centres across the UK. Legal & General has for some time supported PRTC projects close to our offices in Surrey and in Birmingham. In 2001, we substantially increased our support by allocating staff to work directly with PRTC in developing a new interactive website, specifically for carers. The website already provides carers with a wealth of practical advice and information and it is now being extended into a 'virtual community', enabling carers to discuss issues, share ideas and offer support for each other.

Access to computers and the information available through the web is not only valuable to carers but also of great benefit to schoolchildren. Whenever we can do so, Legal & General arranges for those computers we no longer need to be recycled and made available to schools within the UK and overseas.

Much of our involvement with national charities concerns working with young people. Our support for both Crime Concern and the Prince's Trust is aimed at helping young people in Cardiff to improve their opportunities in life.





◁ L TO R:

FREE COMPUTERS FOR EDUCATION

Jason Moore, e-Environment Manager, (pictured far right) was Legal & General's representative at St. Joseph's RC Primary School, Putney, when ten recycled computers were handed over for pupils' use.

GYM CLUB

The Brighton & Hove Gym Club uses equipment funded by a Legal & General 'Making It Matter' partnership.

The Green Fingers Challenge, which we will be funding for the third time in 2002, is an important environmental competition for youngsters, organised jointly by EnCams and The Royal Horticultural Society. Finally, our Young Excellence Scheme helps highly talented young people from around the UK to fulfil their potential in sporting or artistic arenas. During 2001, the second Legal & General Junior Fellow at The Royal College of Music was appointed. The two Legal & General Junior Fellows have recently organised a series of lunchtime concerts, held at a church near our offices in the City of London.

COMMUNITY INVOLVEMENT

As well as assisting national charities, Legal & General is keen to support organisations which work for the benefit of the communities around our main offices. For example, our Cardiff and Hove offices have become heavily involved in fund-raising initiatives launched by their local radio stations. In Cardiff, we supported Red Dragon FM's 'Help A South Wales Child' campaign and a Legal & General employee is now a trustee of that charity. Similarly, our office in Hove supports Southern FM's 'Fun-d 2000' campaign and again an employee is a trustee. We believe these associations not only provide funds for some excellent charities, but also enhance Legal & General's reputation in the communities in which many of our staff live.

STAFF INVOLVEMENT

Many members of Legal & General's staff give generously of their time and money to support a wide range of worthwhile causes. Under the umbrella of our 'Making it Matter' scheme, employees are encouraged to give practical help to local charities of their choice. No fewer than 160 of our Cardiff staff volunteered to man the phones and take pledges from the public on Comic Relief night; more than a dozen of our runners raised money for charity in the London Marathon; and over 50 staff members are school governors. To support our staff school governers, we donate £500 pa to every school which has a Legal & General employee as a governor.

Staff awareness of charitable issues is matched by their concern on environmental matters. Employees throughout the UK took part in a 'Paperless Week' initiative aimed at encouraging staff to reduce paper usage, thereby helping the Group as a whole to achieve an important environmental goal for 2001.

OUR ENVIRONMENT PROGRAMME

Legal & General's Environment Programme was launched in January 1999 under the leadership of David Rough, then Group Director (Investments). In December 2001, following David's decision to retire, leadership of the Programme moved to Kate Avery, Group Director (Partnerships and Direct) and she now chairs the Group Environment Committee. This committee, a sub-committee of the main operating board and comprising senior management representatives from across the UK, is responsible for understanding and managing the environmental risks faced by Legal & General and ensuring that we contribute to the protection and enhancement of our environment. Reports on the progress of the Programme are made annually to the Group Board and to the Group Risk Committee.

As part of the Programme, environmental risks are kept under continual review. None are currently deemed sufficiently significant to have an impact on the company's short or long term value. The main areas of environmental risk relate to asset management and operational property management. The specific risks in each area are outlined in more detail in our Environmental Reports. These are held within the 'About Us' section of our website www.legalandgeneral.com.


ENVIRONMENT
MANAGEMENT
SYSTEM

OUR ENVIRONMENTAL APPROACH

An environmental management system (EMS) is a comprehensive framework through which all environmental projects are developed and implemented.

It identifies and prioritises the environmental risks associated with our activities and assigns appropriate responsibilities for managing these risks.

An EMS incorporates audit and management review processes which facilitate proper monitoring of environmental performance.

▷ L TO R:

SCHOOL COMMUNITY PROJECT

Legal & General contributed funds towards Woodingdean Primary School's new computer suite.

STAFF COMMUNITY PROJECT

A 'Making It Matter' team painted and decorated a hostel for St Patrick's Trust in Hove.

MANAGEMENT BRIEFING

Robin Phipps, Group Director (UK Operations) regularly briefs managers on Group strategy.



FIG.17: ENVIRONMENTAL TARGETS

Targets 2001	*Comments*	*Targets 2002*
To reduce annual fixed site carbon dioxide emissions to 180 $kgCO_2$ per square metre at target sites.	Achieved – carbon dioxide emissions have been reduced to 138.6 $kgCO_2$ per square metre at target sites.	To reduce annual fixed site carbon dioxide emissions to below 100 $kgCO_2$ per square metre at target sites.
To remove all halon 1301 from operational sites.	Incomplete – Halon is scheduled for removal in 2002.	To reduce operating stock of HCFC (R22) by 5% at operational properties.
To reduce the total quantity of waste disposed of to landfill from selected sites to less than 300 tonnes. To recycle 60% of waste at selected sites.	Incomplete – Reduced by 2% to 346 tonnes despite rising occupancy numbers within the buildings. Incomplete – Increased slightly from 54% to 56% during the year.	To ensure that less than 40% of waste produced at target sites is disposed of directly to landfill. To reduce consumption of copier paper per person by 5% on year 2001 consumption.
To reduce the quantity of water used at metered sites by 5%.	Incomplete – water consumption per person remained static but total consumption increased due to rising building occupancy numbers.	To reduce water consumption to $14.75m^3$ per person per year at selected sites (Kingswood and Hove).
To ensure at least 50% of our key suppliers are in full compliance with the requirements of the Environment Purchasing Policy (EPP).	Completed.	To increase the EPP compliance rate to 75%.
25% of directly managed investment properties to receive an environmental audit.	Completed.	Legal & General Property to audit 100% of their directly managed property portfolio and to achieve ISO 14001 certification at two target sites.
To prepare to register for the UNEP Statement by Financial Institutions on the Environment & Sustainable Development.	Completed.	Legal & General will adopt the Association of British Insurers' guidelines on social responsibility.

Environmental risks are managed through a comprehensive environmental management system. The system consists of procedures for managing our environmental risks and lays down how our performance in environmental matters will be measured. In 2001, we achieved ISO 14001 certification for facility management operations at Kingswood, our largest site. This will be extended to include other locations and business functions during 2002.

Environmental training is provided across the company. During 2001, 20% of UK employees received basic awareness training with some receiving additional environmental management training. Directors also receive environmental training.

Verification of our Environment Programme is achieved through a number of processes including external audit of our ISO 14001 certificate, external verification of our 2002 Environment Report and internal audit by the company's Group Audit function.

In order to make public our commitment, we registered three of our environmental targets with the UK Government's 'Making a Corporate Commitment Campaign 2' during 2001. To date one target has been achieved.

We were pleased that our environmental commitment was recognised in the sixth Business in the Environment Index of Corporate Environmental Engagement. We were ranked 1st in the Life Assurance Sector, 15th of FTSE 100 companies and 25th of FTSE 350 companies. We were also very pleased to be the first winner of the Environmental Management category in the City of London's Liveable City Awards, launched in February 2002.

Our ability to support rapid growth whilst staying true to our brand values is due to the exceptional effort our staff have once again shown this year.

During 2001, our new business volumes grew by 32% in the UK. Our ability to support rapid growth whilst staying true to our brand values is due to the exceptional effort and commitment our staff have once again shown this year.

Our staff are central to Legal & General's success and their needs are important to the company. Our staff are the regular point of contact customers have with us. Their motivation and commitment to supporting and serving our customers is, we believe, an important point of differentiation for Legal & General. In conjunction with Amicus, our partnership union, we have developed a series of training programmes for staff. These programmes contributed to the stakeholder pensions unit in Cardiff being awarded 'Investors In People' status during 2001. We are hoping that further units within the Group will be awarded 'Investors In People' status during 2002.

STAFF SURVEY

The views of our staff are very important to Legal & General. During 2001, staff were invited to participate in an independent survey carried out by the MORI polling organisation. The results were very encouraging. In comparison with all companies surveyed by MORI in the last five years, Legal & General ranked in the top ten on both 'confidence in the direction the Board is taking the company' and 'belief that the company has a successful future'.

Legal & General is committed to listening to staff and to acting on the issues they raise. Focus groups are being held to follow up on the issues raised in the survey. The results of the survey were fed back to staff through the Gazette, the internal staff magazine.

EQUAL OPPORTUNITIES FOR ALL

Legal & General is an equal opportunities employer. The Board receives key Human Resource performance indicators at each meeting and takes action where adverse trends are identified. Family friendly practices such as flexible working and parental leave (maternal and paternal) are in operation. We work closely with Amicus on all equal opportunity issues. We operate an 'Equal Pay for Equal Work' policy within Legal & General and were pleased when the equal pay audit we undertook, as a joint initiative with the union, showed that the policy is operating effectively.

Legal & General is an active member of Business in the Community, Opportunity Now, the Race for Opportunity and the Equal Opportunities Group for Financial Services. We recognise our obligations and we seek to conform with both the 1948 Universal Declaration of Human Rights and the 1953 European Convention of Human Rights. Our policies and practices have been reviewed to ensure conformity with the UK Human Rights Act 2000.

HEALTH AND SAFETY

The health and safety of all our staff receives the highest priority. External consultants regularly review the standards of health and safety in our places of work. A rolling programme of staff education is undertaken, including the issuance to all UK staff of a special Health and Safety Gazette.

STAFF OWNERSHIP OF LEGAL & GENERAL SHARES

The Board believes that all employees should have an equity interest in the Group. The Employee Share Plan (ESP) supports this profit share culture of the Group. It provided the facility for the Group to give 400 shares to employees in a tax-efficient manner in 2001. Under the plan, the company also matches the first £20 per month invested by employees. At the end of 2001, 60% of staff were making a regular contribution to the ESP.

>> COMMUNITY PARTNERS

Crisis

"Our relationship was started many years ago by a Crisis volunteer working at Legal & General. It now involves many more staff and the whole organisation at various levels and has enabled Crisis to help thousands of people out of homelessness for good."

SHAKS GHOSH
CHIEF EXECUTIVE

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1 ROB MARGETTS, CBE
Chairman. Aged 55. He is Chairman of BOC Group PLC, a director of Anglo American Plc and Chairman of the Natural Environment Research Council. Also, a member of the Council of Science and Technology, a Trustee of the Council for Industry and Higher Education and a Governor of the Imperial College of Science, Technology and Medicine. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc. Appointed in 1996.

2 DAVID PROSSER
Group Chief Executive. Aged 57. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he had held positions at British Coal, where he was Chief Executive of CIN – the pensions investment management company, Sun Alliance – the insurance company and Hoare Govett – the stockbroker. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth.

3 ANDREW PALMER
Group Director (Finance). Aged 48. Joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. Appointed Group Director (Finance) with effect from 1 January 2001. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4 ROBIN PHIPPS
Group Director (UK Operations). Aged 51. Joined Legal & General in 1982 from British Gas and was appointed IT Director in 1985. He was appointed to the Board as Group Director (Sales and Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999. Appointed Group Director (UK Operations) on 1 January 2001.

5 KATE AVERY
Group Director (Partnerships and Direct). Aged 41. Joined Legal & General in 1996 as Director (Sales and Marketing). She became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. Appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management.

6 GARETH HOSKIN
Group Director (IFA and Corporate). Aged 41. Joined Legal & General in 1994 as Finance Director (Sales and Marketing). He became Director (Housing) in 1998 and Retail Marketing Director in 1999. Appointed to the Group Board on 1 January 2001. He previously held positions at Sears Plc and Price Waterhouse. He is a member of the Executive Committee of the Council of Mortgage Lenders. A Chartered Accountant, he holds a degree from Salford University.

7 TIM BREEDON
Group Director (Investments). Aged 43. Joined Legal & General in 1987 and became Director (Index Funds) in 1994. Promoted to Managing Director (Index Funds) on 1 January 2000, he succeeded David Rough as Group Director (Investments) with effect from 1 January 2002. He holds a degree from Oxford University, and initially joined Standard Chartered Bank before moving to the London Business School where he took an MSc in Business Administration.

8 BERNARD ASHER
Vice Chairman, Senior Independent non-executive director and Chairman of the Remuneration Committee. Aged 65. Chairman of Lonrho (Africa) Plc and Vice Chairman of the Court of Governors of London School of Economics and Political Science. Appointed in 1998.

9 ALAN WHEATLEY
Independent non-executive director. Aged 63. Chairman of Special Utilities Investment Trust Plc. Deputy Chairman of Ashtead Group Plc. He is a Director of Babcock International Group Plc. He is also Chairman of two private technology companies. Appointed in 1993, he is a member of the Audit Committee.

10 BARRIE MORGANS
Independent non-executive director and Chairman of the Audit Committee. Aged 60. He is Chairman of Azlan Group Plc and a non-executive director of Psion Plc. He was formerly Chairman and Chief Executive of IBM UK Holdings Limited. Appointed in 1997.

11 DR RONALDO SCHMITZ
Independent non-executive director. Aged 63. Non-executive director of GlaxoSmithKline Plc, Rohm & Haas Co. and the Cabot Corporation. He was formerly a director of Deutsche Bank AG. Appointed in October 2000.

12 BEVERLEY HODSON
Independent non-executive director. Aged 50. She is Managing Director of WH Smith Group Plc. She was formerly Managing Director of Children's World, which was part of Boots Company Plc, and Managing Director of Dolcis Limited and Cable & Co. which were part of Sears Plc. Appointed in December 2000.

13 FRANCES HEATON
Independent non-executive director. Aged 57. She is Deputy Chairman of W. S. Atkins plc and is also a member of the Committee on Standards in Public Life. She was, until recently, an executive director of Lazard Brothers & Co. Limited and a non-executive director of the Bank of England. Appointed 1 July 2001, she is a member of the Audit Committee.

14 SIR DAVID WALKER
Independent non-executive director. Aged 62. Senior adviser to Morgan Stanley International Limited of which he was formerly Executive Chairman, and Chairman of the London Investment Banking Association. He was previously an executive director of the Bank of England, Chairman of the Securities & Investment Board and a Deputy Chairman of Lloyds Bank. Appointed with effect from 1 March 2002.

The Group has complied throughout the year with the provisions of the Combined Code of the Principles of Good Governance and Code of Best Practice (the Combined Code), as annexed to the listing rules of the UK Listing Authority, the Financial Services Authority (FSA), except in respect of the publication of proxy votes at the Annual General Meeting (AGM), which is referred to below.

THE BOARD

The Board determines the strategic direction of the Group and reviews its operating and financial position. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually. The Board meets at least 11 times during the year.

DIRECTORS

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nominations Committee. New directors have a formal induction programme. The Board and its directors are subject to periodic external appraisal. The last appraisal was conducted in 2001. All directors submit themselves for re-election at AGMs at least once every three years.

There is a continuing training programme for directors and senior managers which, in 2001, included educational and business awareness programmes.

The majority of the Board are independent, non-executive directors with a wide business experience and whose remuneration consists only of fees. They have access to all information relating to the Group; the advice and services of the Group Secretary; and, as required, external advice at the expense of the Group. At the end of 2001 there were seven non-executive directors.

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of the Chairman, Group Chief Executive and directors are clearly defined, so as to give no individual unfettered powers of decision. The Chairman, the Vice Chairman (the Senior Independent non-executive director) and the other non-executive directors are independent.

RELATIONS WITH SHAREHOLDERS

The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of both the FSA and the London Stock Exchange.

The Board regards the AGM as an important opportunity to communicate directly with private investors. Board members, including the chairmen of the Remuneration, Nominations and Audit Committees, attend the meeting and are available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the AGM.

BOARD COMMITTEES

The Remuneration Committee, the Nominations Committee and the Audit Committee are standing committees of the Board. The role and operation of the Remuneration Committee is set out in the Directors' Report on Remuneration on pages 40 to 41.

NOMINATIONS COMMITTEE

The Nominations Committee is chaired by Rob Margetts and composed of all directors. It must have a majority of non-executive directors when it meets. It is responsible for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its committees and the requirements of good corporate governance.

AUDIT COMMITTEE

The Audit Committee is chaired by Barrie Morgans and comprises non-executive directors. It met four times during the year to:

- review and advise the Board on the Group's interim and annual financial statements; its accounting policies; and on the control of its financial and business risks;
- review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response; and
- make recommendations on the appointment and remuneration of the external auditors and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with executive directors and management, as well as privately with both external and internal auditors. The chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The terms of reference of the Audit Committee include all matters indicated by the Combined Code, except overseeing the compliance risks which, as explained below, is the direct responsibility of the Board.

INTERNAL CONTROL

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management. The performance of internal control systems is reviewed regularly by the Audit Committee and boards of subsidiary companies.

The Board regularly reviews the actual and forecast performance of the businesses compared with the one year plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive directors are required to confirm compliance with these policies throughout the year. The results of this confirmation process are reported to the Audit Committee.

The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control systems, are described in the Operating and Financial Review.

The Chairman and Group Chief Executive oversee the policies for employee selection, assessment and development and have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed by the Board. The Group seeks to conduct business in accordance with ethical principles and there is guidance for employees on the standards required.

REVIEW OF INTERNAL CONTROL

The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls, and risk management.

The Group Risk Committee is chaired by the Group Director (Finance) and comprises senior managers drawn from across the Group. It monitors the process by which critical risks in the UK and overseas are identified and managed. It reports regularly to the main operating board and to the Audit Committee.

Established procedures, including those already described, are in place to comply with the Combined Code. The Board assesses the effectiveness of internal control systems on the basis of:

- regular reports by management to the main operating board and the Audit Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- the Group Risk Committee's review of the continuous group wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives;
- compliance reports and presentations from the Head of Compliance on, at least, a quarterly basis; and
- presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Group. The Group Risk Committee's review of the significant risks to the Group includes these matters. The work of the Environment Committee, which is chaired by the Group Director (Partnerships and Direct), is set out on pages 32 to 34.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, internal control systems.

The results of the ongoing monitoring of financial, operational and compliance controls, and the risk management process, are reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the year.

INTERNAL AUDIT

Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's resources; and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is approved by the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and Audit Committee.

COMPLIANCE

Each UK subsidiary which is subject to product and sales regulation has a compliance committee, comprising executive directors, senior managers and compliance officers. These committees receive regular compliance reports relating to these regulations which are summarised and reported by the Head of Compliance to the Group Chief Executive and the Board. For international subsidiaries, compliance matters are considered at subsidiary board level.

FINANCIAL RISK MANAGEMENT

The Group has mechanisms for monitoring underwriting, pricing, credit, liquidity, interest rate and foreign exchange risks. Risk management policies and procedures, as described in the Operating and Financial Review, are regularly reviewed by the executive directors and senior management.

PRUDENTIAL REGULATION AND THE APPOINTED ACTUARY

Most of the activities of the Group relate to businesses which are subject to prudential regulation and require management to operate in a sound and prudent manner. In the UK, the Financial Services and Markets Act 2000 (the Act) has established the FSA as the regulator for most of the Group's operations. The Act, in particular, requires long term insurance business to be written within long term insurance funds, for which the actuaries appointed under the Act have certain legal accountabilities. Appointed actuaries are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the FSA. They have access to the Board and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The FSA receives a copy of these reports. The report of the Appointed Actuary for the UK long term fund has been subject to a peer review this year, by an independent external actuary.

GOING CONCERN

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

REMUNERATION COMMITTEE

The Committee is chaired by Bernard Asher and comprises all the non-executive directors, except the Group's Chairman. The meetings are attended by the Group Chief Executive, except when his own remuneration is being considered, and the Group's Chairman by invitation.

The remuneration strategy, policy and approach for all staff is reviewed annually by the Committee. In 2002, the Committee made recommendations to the Board in respect of executive directors' remuneration, which were all accepted without amendment. All share schemes are determined and monitored by the Committee.

In November 2001, the Committee considered whether it should appoint its own external consultants independent of management to advise upon remuneration. The Committee currently feels it is adequately resourced but will review this decision periodically.

REMUNERATION POLICY

The Group's remuneration policy is designed to support the recruitment, motivation and retention of employees. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the relevant mid-market level with a package designed to align the interests of the employees with the shareholders and with a significant proportion of total remuneration dependent upon performance. This policy is described in more detail below for executive directors.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The remuneration of the Group's executive directors comprises salary, the possibility of an annual cash bonus based upon performance, deferred bonus, participation in long term incentive plans with returns based on share performance, together with pensions and other benefits. Share and bonus schemes are structured to provide a strong alignment of interest between the individual and the shareholders.

Remuneration reflects individual experience, responsibility and market values. It is based on relevant individual market comparators, related to job size, function and sector, and individual and company performance. Judgements are based on a range of external information from major remuneration consultants (including Towers Perrin, Bacon & Woodrow, Monks and MacLagans). The practice is to use at least two independent sources of information for each individual decision. The executive director comparator market is considered to be mainly the FTSE 100 companies, with special reference to major companies in the UK financial services sector.

Salary

The practice is to pay salaries at the mid-market level for the individual performance within the context of the relevant market for the job. This is the only pensionable remuneration. Salaries are reviewed annually with effect from January.

Variable cash bonus

The immediate annual cash bonus is based on the mid-market bonus for the job in comparator organisations. The amount is varied according to the performance of the business and the individual, measured against pre-determined objectives, with bonus rather than salary being the reward for high performance. These objectives and assessments for 2001 performance were based principally on profit, volume and productivity targets, together with the long term target of growth in relative shareholder value. Compliance with regulations is a major determinant of any bonus. The cash bonus will only exceed 50% of salary in exceptional circumstances where market practice, together with business and individual performance, makes it appropriate.

The executive bonus scheme for 2002, payable in 2003, has been further developed. Each executive has five to seven objectives, one of which is a group Achieved Profit target applicable to all executives. The other objectives are business or individual with specific measures of achievement. Bonus will flow from delivery of these objectives, with the Committee retaining an element of discretion based on its view of overall performance.

Deferred bonus

Under the Restricted Share Plan (RSP), executives may be invited to use up to half the value of their annual cash bonus to buy Legal & General shares, or lodge Legal & General shares of an equivalent value, to which the Group adds twice that value in shares. The total is held in a trust for three years and dividends are paid. The shares added by the Group are not normally released if the executive leaves the Group's employment.

Long term incentives

The Group's Long Term Incentive Plans (LTIPs) have been developed to reflect market practice and to provide long term management focus and motivation. The Committee believes that a significant element of executives' remuneration should be linked to the delivery of above average long term returns for shareholders. Executives' interests in both relative and absolute share price performance are important. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business. The Group Chief Executive is expected to have a holding of shares valued at twice salary while the other executive directors will be expected to build towards a holding valued at one times their salary. The Committee will decide whether individual holdings are sufficient to allow future grants.

There are two LTIPs, the Executive Share Option Scheme and the Performance Share Plan (PSP). Only one of these is used for an individual in any one year. The Committee intends that grants of share options should be based on the company's performance in increasing the value of the business. Share options will only vest if the Group's Total Shareholder Return (TSR) exceeds the median TSR for the FTSE 100 companies for a period of at least three years, commencing on the date of grant.

The PSP grants conditional shares to executives, based upon performance. The PSP was used to offer these performance shares to executives in 2002 in respect of 2001 performance. Where the executive was given the alternative of share options or PSP, it was on the basis of one performance share for four share options.

Under the PSP, the number of performance shares transferred to the individual is dependent on the Legal & General's TSR compared with that of the other FTSE 100 companies, measured over a three year period. The minimum number of performance shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any shares arising from 1999, 2000 and 2001 grants will be released in 2002, 2003 and 2004 respectively, provided the performance targets are met. A chart is shown in Fig. 1 which gives Legal & General's TSR compared with the FTSE 100 TSR over the last 5 years.

Other Share Schemes

There are share schemes for all UK employees. Executive directors participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option scheme, the employee profit sharing scheme (the last awards under which were made in April 2000), the Company Share Option Plan (CSOP) and the Employee Share Plan (ESP).

The Share Bonus Plan (SBP) grants conditional shares which are held in a trust for three years and dividends are not paid. In 2001, SBP has only been used for a few new recruits although it has been used in previous years as a general deferred annual bonus scheme and may be used as such again in the future.

Pension

Executive directors who have been in Legal & General's employment since before 1989 are entitled, on retirement from Legal & General at age 60 and subject to statutory limits, to a pension of two thirds of their annual salary. Other executive directors are entitled to a pension of one sixtieth of eligible salary for each year of service capped at the statutory limit, currently £95,400. They also receive a cash allowance whilst in service of 15% of salary above the pensions cap. On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. Substantial protection is also offered in the event of serious ill health; this latter benefit has no transfer value in the event of the insured leaving service.

Other benefits

Other benefits provided by the Group are:

- a car allowance;
- medical insurance; and
- staff discounts. Legal & General products can be acquired by executive directors on the terms applicable to other members of staff.

SERVICE CONTRACTS

The notice entitlement for all executive directors is a six month rolling period plus a six months' salary and benefits entitlement on termination (except for the Group Chief Executive whose current entitlement is eighteen months). The Group Chief Executive will move to the same entitlement as the other executive directors from 1 May 2002 with no compensation for the reduction.

Anthony Hobson, who was the Group Director (Finance), left the Group on 31 March 2001. He received no additional consideration above his contractual entitlement, as shown on page 69.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office.

EXTERNAL APPOINTMENTS

The Company encourages its executives to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS

Fees for the non-executive directors are determined by the Group Board, based on a range of external information and set within the aggregate limits contained in the Articles of Association. £10,000 of the fees is paid as a lump sum with the expectation that the amount after tax will be used each year to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable. There is no other remuneration other than where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities and any associated tax liability.

Following the AGM, it is intended to increase the lump sum for shares by £10,000 to £20,000 per annum, except for the Chairman for whom the increase will be £40,000 to £50,000 per annum. This reflects the increasingly demanding and complex role of our non-executive directors.

INDIVIDUAL DETAILS

Full details of the directors' individual remuneration, fees, shareholdings, *share incentives and share options are given in Note 28, pages 69 to 72.*

to the members of Legal & General Group Plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related Notes 1 to 35.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. The other information comprises only the report of the directors, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 27 February 2002

PRINCIPAL ACTIVITIES AND SIGNIFICANT CHANGES

Legal & General Group Plc (the Company) is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 73. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 22 to 31.

RESULT FOR THE YEAR

The loss for the financial year was £191m (2000: £317m profit) and the loss per share was 3.71p (2000: 6.18p profit). The consolidated balance sheet on pages 48 and 49 and the consolidated profit and loss account on pages 45 to 47 show the affairs of the Group as at, and for the year ended, 31 December 2001. An analysis of worldwide life and pensions written premiums is shown on page 56, Note 2(v). The general insurance written premiums are shown on page 56, Note 2(vi).

DIVIDEND

The directors recommend the payment of a final dividend of 3.46p per share. With the interim dividend of 1.63p per share paid on 1 October 2001, this brings the total dividend for 2001 to 5.09p per share (2000: 4.71p), an increase of 8%. The final dividend will be paid on 1 May 2002 to members registered on 5 April 2002. The cost of the dividends for the year is £261m, leaving a retained loss of £452m.

DIRECTORS

The directors of the Company, together with biographical notes, are shown on pages 36 and 37. With the exception of Frances Heaton, who was appointed on 1 July 2001, Tim Breedon who was appointed on 1 January 2002 and Sir David Walker, whose appointment takes effect from 1 March 2002, all the directors remained in office throughout 2001.

The directors retiring by rotation at the Annual General Meeting are Rob Margetts, Barrie Morgans, David Prosser and Dr Ronaldo Schmitz who, being eligible, offer themselves for re-election.

Frances Heaton, Tim Breedon and Sir David Walker were appointed since the last Annual General Meeting and, being eligible, offer themselves for election.

David Prosser and Tim Breedon have service contracts which are terminable by them or the Company on receipt of not less than six months' written notice. On termination, they would become entitled to six months' salary and benefits.

Rob Margetts, Barrie Morgans, Dr Ronaldo Schmitz, Frances Heaton and Sir David Walker do not have service contracts with the Company.

Anthony Hobson retired from the Board on 28 February 2001. Honor Chapman retired from the Board on 25 April 2001. Elizabeth Wall retired from the Board on 30 September 2001. Lord Burns retired from the Board on 31 October 2001. David Rough retired from the Board on 31 December 2001.

The interests of directors in the share capital of the Company and details of their share options and other long term incentive schemes as at 31 December 2001 are shown on pages 69 to 72. The Directors' Report on Remuneration, which provides details of the current incentive schemes, is on pages 40 to 41. There have been no changes in the directors' share interests between 31 December 2001 and 27 February 2002 save that on 2 January 2002 and 1 February 2002 each of the executive directors acquired 91 and 93 shares, respectively, pursuant to their participation in the Employee Share Plan.

UNITED KINGDOM EMPLOYEES

It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve an awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn share option scheme, a Profit Sharing Scheme, a Company Share Option Plan and an Employee Share Plan, all of which are Inland Revenue approved. Details of employee share schemes and long term incentives are set out on pages 40 and 41.

Information on the number of employees and their remuneration is shown on page 72, Note 30.

PURCHASE OF OWN SHARES

The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 257,808,294 ordinary shares of 2.5p each, having an aggregate nominal value of £6,445,207, being 5% of the issued nominal ordinary share capital as at 31 December 2001. A Special Resolution seeking shareholders' authority is set out in the notice of the Annual General Meeting on page 84.

SHARE CAPITAL

As at 27 February 2002, the Company had received notifications from AXA S.A. and CGNU Plc of holdings of the Company's issued share capital amounting to 3.70% and 3.06%, respectively.

Resolution 6, set out in the notice of the Annual General Meeting, will authorise the directors to allot up to an aggregate nominal amount of £6,445,207, being 5% of the total issued share capital as at 31 December 2001.

Resolution 7, set out in the notice of the Annual General Meeting, will authorise the directors to issue up to 5% of the Company's issued share capital as at 31 December 2001 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 63, Note 19.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the members in general meeting.

ENVIRONMENT

Details of the Group's commitment to environmental issues as part of its Social Responsibility Programme are set out on pages 32 to 34.

UNITED KINGDOM DONATIONS

During 2001 charitable donations totalling £720,000 (2000: £700,000) were made.

No political donations were made during the year (2000: none).

PAYMENT OF SUPPLIERS

The Group agrees terms and conditions for its business transactions with suppliers.

Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2001 was 33 (2000: 31).

AUDITORS

A resolution to re-appoint the retiring auditors, PricewaterhouseCoopers, who have expressed their willingness to be re-appointed, will be proposed at the Annual General Meeting.

On behalf of the Board

D W Binding

Group Secretary

27 February 2002.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period, and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group; and
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

FOR THE YEAR ENDED 31 DECEMBER 2001

TECHNICAL ACCOUNT – GENERAL BUSINESS

	Notes	2001 £m	2000 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**285**	259
– outward reinsurance premiums		**(16)**	(10)
	2(vi)	**269**	249
Change in the provision for unearned premiums			
– gross		**(2)**	(6)
– reinsurers' share		**3**	1
		270	244
Allocated investment return transferred from the non-technical account	3	**18**	19
		288	263
Claims incurred, net of reinsurance			
Claims paid			
– gross		**175**	180
– reinsurers' share		**(1)**	(2)
		174	178
Change in the provision for claims			
– gross		**(15)**	(15)
– reinsurers' share		**0**	2
		159	165
Changes in other technical provisions, net of reinsurance		**(6)**	(10)
Net operating expenses	4	**98**	88
Change in the equalisation provision		**6**	6
		257	249
Balance on the technical account – general business		**31**	14
comprising:			
Underwriting result		**19**	1
Change in the equalisation provision		**(6)**	(6)
Investment return		**18**	19
		31	14

FOR THE YEAR ENDED 31 DECEMBER 2001

TECHNICAL ACCOUNT – LONG TERM BUSINESS

	Notes	2001 £m	2000 £m
Premiums, net of reinsurance			
– gross premiums written	2(v)	4,799	3,828
– outward reinsurance premiums		47	(89)
		4,846	3,739
Investment income and realised gains	3(i)	4,135	7,090
Other technical income		11,615	12,034
		20,596	22,863
Claims incurred, net of reinsurance			
Claims paid			
– gross		7,924	8,935
– reinsurers' share		(97)	(86)
		7,827	8,849
Change in the provision for claims			
– gross		100	20
– reinsurers' share		(4)	(8)
		7,923	8,861
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		1,738	2,037
– reinsurers' share		(442)	(195)
		1,296	1,842
Provisions for linked liabilities		295	4,815
		1,591	6,657
Net operating expenses	4	1,010	623
Investment expenses and charges	3(ii)	52	47
Unrealised losses on investments		12,144	7,629
Other technical charges		21	9
Tax attributable to the long term business	10	76	203
Allocated investment return on shareholder retained capital (SRC) transferred to the non-technical account	3	(258)	(135)
Transfers to the fund for future appropriations		(2,081)	(1,485)
		20,478	22,409
Balance on the technical account – long term business		118	454

FOR THE YEAR ENDED 31 DECEMBER 2001

NON-TECHNICAL ACCOUNT

	Notes	Continuing operations £m	Discontinued operations £m	Total 2001 £m	2000 £m
Profit from general business					
Balance on the technical account – general business		**31**		**31**	14
Profit from long term business					
Balance on the technical account – long term business		**118**		**84**	454
Tax credit attributable to balance on the technical account – long term business		**3**		**37**	128
	2(iv)	**121**		**121**	582
Other operations					
Investment income and realised gains	3(i)	**151**	**1**	**152**	194
Allocated investment return on the SRC transferred from the technical account – long term business	3	**(258)**		**(258)**	(135)
Investment expenses and charges	3(ii)	**(100)**	**(1)**	**(101)**	(99)
Unrealised losses on investments		**(44)**		**(44)**	(19)
		(251)	**0**	**(251)**	(59)
Allocated investment return transferred to the technical account – general business	3	**(18)**		**(18)**	(19)
		(117)	**0**	**(117)**	518
Other income		**87**	**7**	**94**	91
Other charges		**(127)**	**(7)**	**(134)**	(111)
Profit on sale of Fairmount Group plc		**–**	**8**	**8**	–
(Loss)/profit on ordinary activities before tax		**(157)**	**8**	**(149)**	498
Tax on (loss)/profit on ordinary activities	10	**(42)**	**0**	**(42)**	(181)
(Loss)/profit for the financial year		**(199)**	**8**	**(191)**	317
Dividends	5	**(261)**		**(261)**	(243)
Retained (loss)/profit		**(460)**	**8**	**(452)**	74

	Notes	p	p
Earnings per share	11	**(3.71)**	6.18
Diluted earnings per share	11	**(3.71)**	6.16
Dividend per share		**5.09**	4.71

AS AT 31 DECEMBER 2001

ASSETS

	Notes	2001 £m	2000 £m
Investments			
Land and buildings	14(i)	3,526	3,582
Other financial investments	14(ii)	30,938	31,495
		34,464	35,077
Assets held to cover linked liabilities	16	70,982	70,678
Reinsurers' share of technical provisions			
Provision for unearned premiums		8	5
Long term business provision		938	493
Claims outstanding		35	31
Other technical provisions		2	4
Technical provisions for unit-linked liabilities		4	4
		987	537
Debtors			
Debtors *arising out of direct insurance operations*			
– Policyholders		114	107
– Intermediaries		32	36
		146	143
Debtors arising out of reinsurance operations		74	32
Other debtors		217	207
		437	382
Other assets			
Tangible assets	17	37	34
Cash at bank and in hand		124	95
Purchased interests in long term business	18	30	48
		191	177
Prepayments and accrued income			
Accrued interest and rent		332	373
Deferred acquisition costs		858	932
Other prepayments and accrued income		29	25
		1,219	1,330
Total assets		**108,280**	108,181

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2001

LIABILITIES

	Notes	2001 £m	2000 £m
Capital and reserves			
Called up share capital	19	129	129
Share premium account	19	147	142
Profit and loss account	20	2,486	2,916
Shareholders' funds – equity interests		2,762	3,187
Fund for future appropriations		2,250	4,331
Technical provisions			
Provision for unearned premiums		160	158
Long term business provision		28,339	26,596
Claims outstanding		328	242
Equalisation provision		34	28
Other technical provisions		11	18
		28,872	27,042
Technical provisions for linked liabilities		70,848	70,566
Provisions for other risks and charges			
Provisions for taxation	22	27	17
Creditors			
Creditors arising out of direct insurance operations		59	132
Creditors arising out of reinsurance operations		34	133
Debenture loans – Convertible bond	21	515	–
Amounts owed to credit institutions	21	1,127	571
Bank customer deposits		1,043	1,307
Other creditors including taxation and social security	27	743	895
		3,521	3,038
Total liabilities		108,280	108,181

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2001 £m	2000 £m
At 1 January	3,187	3,085
Total recognised gains and losses	(189)	334
Dividends	(261)	(243)
Goodwill written back on sale of Fairmount Group plc	20	–
Issue of share capital	5	11
At 31 December	2,762	3,187

AS AT 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Fixed assets	23	**4,030**	3,527
Current assets			
Amounts owed by Group companies		**188**	173
Tax		**6**	6
Other debtors		**11**	27
		205	206
Creditors: amounts falling due within one year			
Amounts owed to Group companies		**(2)**	(2)
Other creditors and accruals		**(9)**	(7)
Dividends	5	**(177)**	(166)
		(188)	(175)
Net current assets		**17**	31
Total assets less current liabilities		**4,047**	3,558
Creditors: amounts falling due after more than one year			
Convertible bond	21	**515**	–
Amounts owed to Group companies		**770**	371
		1,285	371
Shareholders' net assets		**2,762**	3,187
Representing capital and reserves			
Called up share capital	19	**129**	129
Share premium account	19	**147**	142
Revaluation reserve	25	**1,993**	2,431
Profit and loss account	25	**493**	485
Shareholders' funds – equity interests		**2,762**	3,187

The notes and statements on pages 52 to 76 form an integral part of these financial statements.

The financial statements on pages 45 to 76 and the supplementary financial statements on pages 77 to 82 were approved by the directors on 27 February 2002.

Rob Margetts

Rob Margetts
Chairman

David Prosser
Group Chief Executive

Andrew Palmer
Group Director (Finance)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
(Loss)/profit for the financial year	**(191)**	317
Exchange gains	**2**	17
Total recognised gains and losses	**(189)**	334

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Net cash (outflow)/inflow from operating activities	26(i)	**(79)**	55
Interest paid on operational borrowings		**(24)**	(9)
Tax paid		**(20)**	(12)
Capital expenditure: net payments		**0**	(3)
Net cash received on disposal of Fairmount Group plc	26(iii)	**34**	–
Acquisition of subsidiaries from the long term fund	26(iv)	**(570)**	–
Dividends paid		**(250)**	(223)
Financing	26(ii)	**837**	142
		(72)	(50)
Cash flows (excluding long term business and SRC) were invested/(divested) as follows:			
Cash holdings		**(6)**	3
Land and buildings		**(1)**	–
Shares, other variable yield securities and units in unit trusts		**13**	(1)
Debt securities and other fixed income securities		**(34)**	(302)
Other loans and investments		**(20)**	193
Deposits with credit institutions		**(24)**	57
Net portfolio divestment	26(ii)	**(66)**	(53)
		(72)	(50)

1. ACCOUNTING POLICIES

BASIS OF PREPARATION

Both the Group's and Company's financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985. These financial statements conform with the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in December 1998 as amended by recent accounting standards.

The transitional provisions of Financial Reporting Standard 17 'Retirement Benefits' applicable to the 2001 reporting period have been adopted in these financial statements.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

BALANCE SHEET RESTATEMENT

Deferred commission expense and amounts set aside in respect of reinsurance relating to certain protection contracts, previously shown as Other prepayments and accrued income and Other creditors have been reclassified as Deferred acquisition costs and reinsurer's Long term business provision respectively. Movements for the period have been recorded in the appropriate lines of the technical account – long term business and comparative figures restated accordingly. This reclassification has no material effect on either shareholder profits or funds in either the current or preceding period.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 32(ii). Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

LONG TERM INSURANCE BUSINESS

The results of UK long term business are reported using the modified statutory solvency (MSS) basis of accounting set out in the SORP.

Profits for international long term business are reported on bases consistent with MSS or, in the case of US business, under US GAAP.

Premium and other technical income

Premiums from linked policies and other technical income from institutional pension fund management business, are recognised in the technical account – long term business when the liabilities arising therefrom are created. The exception is where Institutional fund management business is temporarily held, generally as part of a portfolio reconstruction, in which case income is not recognised. All other premiums including annuity considerations are accounted for when due for payment.

Deferral of acquisition costs

Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year are deferred to the extent that they are recoverable out of future revenue margins, either by including a zillmer adjustment, or by use of an explicit asset which is amortised in accordance with the incidence of margins.

Costs in respect of linked and non-profit business are deferred as an explicit deferred acquisition cost asset. This asset is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Claims

Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. Critical illness claims are accounted for when admitted. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision

The long term business provision is calculated on actuarial principles. Other than for US business where the provision is that required by US GAAP, the calculation is in accordance with local prudential statutory reporting for solvency. For UK with-profit business, the calculation is based on the net premium method, including an explicit allowance for vested bonuses, including those vesting as a result of the current valuation. No provision is made for future terminal bonus.

Fund for future appropriations (FFA)

The FFA comprises funds which have not been allocated at the balance sheet date between with-profits policyholders and shareholders, and contains implicit provisions for future guaranteed bonuses.

Tax

The investment return on shareholders' funds within the UK long term fund is included in the Balance on the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the Balance on the technical account – long term business for UK operations is grossed up at the corporation tax rate applicable for the period. For international long term business, the balance is grossed up to reflect the actual tax due for the period.

GENERAL INSURANCE BUSINESS

Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

An equalisation provision is established under the requirements of the FSA's Interim Prudential Sourcebook for Insurers, to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities arising from in-force business because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Premium income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

Deferral of acquisition expenses

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims

Claims and related reinsurance recoveries are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled; and
- claims incurred but not yet reported.

An unexpired risk provision is made for any overall excess of expected claims and deferred acquisition costs over unearned premiums and after taking account of investment return.

INVESTMENTS

Investment return

The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise backing long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of investment return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income

Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense

Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under interest rate swap and option agreements which are amortised over the interest period to which they relate. It is reported in investment expenses and charges.

Investment valuations

Listed investments are stated at market value, unlisted investments at directors' valuation and loans secured by mortgages and loans at values based on current interest rates. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are stated at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses

Realised gains and losses on investments are calculated as the difference between net sales proceeds and the purchase price.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and their purchase price. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings

Shares in subsidiary undertakings (other than those listed in Note 32(ii)) are stated at the Company's share of their net assets. Unrealised gains or losses arising on investments in subsidiary undertakings are taken to the revaluation reserve.

Purchased interests in long term business

Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking are capitalised at an actuarially determined fair value. These amounts are amortised over the anticipated lives of the related contracts in the portfolio.

Goodwill

Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

OTHER ACTIVITIES

Capital expenditure

Expenditure on equipment (principally computers and cars) is depreciated over periods ranging up to four years, having regard to expected residual values. Other items of capital expenditure are charged to the profit and loss account as incurred.

Foreign currencies

Assets, liabilities and income and expenditure transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor income and expenditure transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange gains and losses are taken to reserves, except for those arising on cash settlements which are included in the profit and loss account. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of the net assets of overseas subsidiary undertakings less revaluations of any related borrowings are taken to reserves.

Deferred tax

Deferred tax is calculated on the liability method and is provided for only to the extent that it is considered, with reasonable probability, that the liability will become payable within the foreseeable future.

Pension costs

The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas. The assets of all UK defined benefit schemes are held in separate trustee administered funds which have been subject to regular valuation every three years updated by formal reviews at reporting dates by qualified actuaries who were employees of the Group.

Assets of defined benefit pension schemes are measured using market values while liabilities are measured using projected unit methods, discounted at the current rate of return of high quality corporate bonds of equivalent term and currency to the liability.

The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet.

Other income and charges

Other income comprises primarily fee income from estate agency operations and retail investment business and banking and is accounted for when due.

Other charges comprises primarily the expenses incurred in the estate agency operations and retail investment business and banking, together with unallocated corporate expenses. Acquisition costs which are directly attributable to sales of retail investments for which there is no initial charge but a withdrawal fee, are deferred and charged against profits. Other costs are accounted for as they arise.

2. SEGMENTAL ANALYSIS

(i) New business	Annual 2001 £m	Single 2001 £m	Annual 2000 £m	Single 2000 £m
Life and pensions				
UK				
– Life individual non-linked	95	1,134	47	648
– Life individual linked	43	104	82	103
– Life group non-linked	32	–	31	–
– Pensions individual non-linked	18	494	19	631
– Pensions individual linked	105	227	58	248
– Pensions group non-linked	14	815	9	326
Total UK	307	2,774	246	1,956
USA	52	1	62	1
Netherlands	8	91	7	54
France	7	109	5	107
	374	2,975	320	2,118
Retail investment business				
ISAs – UK	38	467	27	403
Unit trusts				
– UK	1	405	–	269
– France	–	35	–	41
Institutional fund management				
UK managed pension funds				
– Pooled funds		10,608		11,040
– Segregated funds		2,571		327
		13,179		11,367
Other funds		40		1,310
	39	14,126	27	13,390

The UK pooled managed pension funds of £10.6bn (2000: £11.0bn) reported above are included in Other technical income within the technical account – long term business. Additional funds amounting to £2.6bn (2000: £0.7bn) have been excluded from Other technical income. These funds are held on a temporary basis, generally as part of a portfolio reconstruction.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

2. SEGMENTAL ANALYSIS continued

(ii) Operating profit before tax from continuing operations	2001 £m	2000 £m
Life and pensions		
– UK (see Note 2(v))	353	312
– USA	50	42
– Netherlands	12	7
– France	(1)	3
	414	364
Institutional fund management*	41	59
General insurance (see Note 2(vi))	37	20
Other operational income (see Note 2(iii))	5	42
	497	485

(iii) Other operational income	2001 £m	2000 £m
Shareholders' other income (excluding SRC)		
– Investment return on shareholders' funds	52	54
– Interest expense	(24)	(9)
	28	45
Other operations*	(13)	2
Unallocated corporate and development expenses	(10)	(5)
	5	42

* Other operations includes a loss of £16m (2000: £3m profit) in respect of retail investment business previously reported within Institutional fund management.

(iv) Reconciliation between operating profit and profit before tax

	Long term business 2001 £m	General insurance 2001 £m	Other 2001 £m	Total 2001 £m	Total 2000 £m
Operating profit from continuing operations	414	37	46	497	485
Operating profit from discontinued operations	–	–	0	0	2
	414	37	46	497	487
Long term profit included in institutional fund management result	34		(34)	–	–
Investment return on SRC in the UK long term fund	111		(258)	(147)	(24)
Net capital (invested in)/released from non-profit business	(214)			(214)	231
Accrued transfer to shareholders in respect of non-profit business included in operating profit	(224)			(224)	(177)
	121	37	(246)	(88)	517
Variation from longer term investment return		(25)	(38)	(63)	(13)
Change in equalisation provision		(6)		(6)	(6)
Profit on sale of Fairmount Group plc			8	8	–
(Loss)/profit on ordinary activities before tax	121	6	(276)	(149)	498

2. SEGMENTAL ANALYSIS continued

(v) Turnover and operating profit – long term business	Gross premiums written 2001 £m	Operating profit 2001 £m	Gross premiums written 2000 £m	Operating profit 2000 £m
With profits business				
– Life	1,699	98	1,335	98
– Individual pensions	720	27	778	33
– Group pensions	52	4	60	4
	2,471	129	2,173	135
Non-profit business	1,779	224	1,161	177
UK	4,250	353	3,334	312
USA	272	50	256	42
Netherlands	131	12	98	7
France	146	(1)	140	3
	4,799	414	3,828	364

Gross premiums written by destination are not materially different from gross premiums written by origin.

(vi) General insurance result	Net premiums written 2001 £m	Operating profit 2001 £m	Net premiums written 2000 £m	Operating profit/(loss) 2000 £m
Household	204	15	181	5
Mortgage indemnity	1	14	2	21
Other business (including overseas)	64	8	66	(6)
	269	37	249	20

(vii) Shareholders' funds – equity interests	SRC 2001 £m	Other 2001 £m	Total 2001 £m	Total 2000 £m
Life and pensions				
– UK*	2,380	–	2,380	1,952
– USA		529	529	483
– Netherlands		20	20	15
– France		40	40	43
	2,380	589	2,969	2,493
Institutional fund management**	–	147	147	117
General insurance	–	91	91	76
Banking	81	11	92	92
Corporate funds†	(13)	(524)	(537)	409
	2,448	314	2,762	3,187

* Excluding £68m (2000: £201m) in respect of the net assets of SRC subsidiaries, but including £502m (2000: £147m) of intra-Group subordinated debt capital attributed to the SRC previously reported within Corporate funds.

** The results for 2000 have been restated to exclude the retail investment companies now reported within Corporate funds.

† Corporate funds include the convertible debt of £515m and the senior debt of £502m (2000: £147m) which has been lent to UK life and pensions.

3. INVESTMENT RETURN

(i) Investment income and gains	Technical account – long term business 2001 £m	Non-technical account 2001 £m	Technical account – long term business 2000 £m	Non-technical account 2000 £m
Investment income				
Income in respect of land and buildings				
– Received from group undertakings	**1**	**–**	2	–
– Received from other sources	**242**	**0**	234	1
	243	**0**	236	1
Income in respect of other investments				
– Received from other sources	**3,199**	**164**	2,916	171
Total investment income	**3,442**	**164**	3,152	172
Realised investment gains/(losses)	**693**	**(12)**	3,938	22
	4,135	**152**	7,090	194
Unrealised investment losses	**(12,144)**	**(44)**	(7,629)	(19)
	(8,009)	**108**	(539)	175
(ii) Investment expenses and charges				
Bank loans and overdrafts	**(7)**	**(41)**	0	(26)
Other borrowings	**(17)**	**(58)**	(22)	(71)
Total interest expense	**(24)**	**(99)**	(22)	(97)
Investment management expenses	**(28)**	**(2)**	(25)	(2)
	(52)	**(101)**	(47)	(99)
Total investment return	**(8,061)**	**7**	(586)	76
Comprising:				
Longer term rate of return:				
General insurance	**–**	**18**	–	19
Other operational income	**–**	**27**	–	45
SRC	**111**	**–**	111	–
Variation from longer term rate of return:				
General insurance	**–**	**(25)**	–	(5)
Other operational income	**–**	**(38)**	–	(8)
SRC	**(258)**	**–**	(135)	–
Actual investment returns on other funds	**(7,914)**	**25**	(562)	25
	(8,061)	**7**	(586)	76

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP by reference to a longer term rate of investment return in relation to the respective investible funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used are consistent with the start of the year assumptions used for the expected return for Achieved Profits reporting.

Shareholders' other income, reported within Other operational income (see Note 2(iii)), has been analysed between the return achieved utilising a longer term rate of investment return and the variation therefrom to actual return. This does not impact the investment return shown in the non-technical account. The prior year has been restated.

The table below shows the effects on the longer term investment return of varying the rates of investment return used.

	1% higher 2001 £m	1% lower 2001 £m
General insurance	**21**	**16**
Other operational income	**36**	**19**
SRC	**126**	**95**

3. INVESTMENT RETURN continued

(iii) Comparison of longer term and actual investment return	**1997-2001 £m**	1997-2000 £m
Actual return attributable to shareholders:		
– General insurance	**102**	109
– Other operational income	**140**	151
– SRC	**636**	783
	878	1,043
Longer term return included in technical accounts:		
– General insurance	**111**	93
– Other operational income	**153**	126
– SRC	**644**	533
	908	752
Cumulative (deficit)/excess of actual returns over longer term returns	**(30)**	291

4. NET OPERATING EXPENSES

	Technical account – Long term business 2001 £m	**Technical account – General business 2001 £m**	Technical account – Long term business 2000 £m	Technical account – General business 2000 £m
Acquisition costs	**677**	**83**	474	73
Administration expenses – maintenance	**187**		174	
– other	**84**		93	
Total administration expenses	**271**	**20**	267	19
Reinsurance commissions	**(21)**	**(2)**	(21)	(2)
	927	**101**	720	90
(Increase)/decrease in deferred acquisition costs (net of reinsurance)	**83**	**(3)**	(97)	(2)
	1,010	**98**	623	88

Prior year comparatives for acquisition costs, reinsurance commissions and the movement in deferred acquisition costs have been revised in accordance with the balance sheet restatement set out in Note 1.

Other administration expenses comprise the costs of strategic system developments, and expenses, but not claims, relating to the personal pensions review required by the UK Financial Services Authority.

5. DIVIDENDS

	2001 £m	2000 £m
Interim dividend paid 1 October 2001 of 1.63p (2000: 1.48p) per share	**84**	77
Proposed final dividend of 3.46p (2000: 3.23p) per share payable on 1 May 2002	**177**	166
	261	243

6. PROFIT FOR THE FINANCIAL YEAR

The profit for the financial year includes a profit of £269m (2000: £238m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

7. EXCHANGE RATES

Principal rates of exchange used for translation into sterling at the end of the year:

	2001	2000
United States dollar	**1.46**	1.49
Euro	**1.63**	1.59

8. OFFICERS' LOANS

At 31 December 2001 there were loans outstanding amounting to £1,028,862 (2000: £470,964) made to 8 (2000: 7) officers of the Company.

9. SALE OF FAIRMOUNT GROUP PLC

The sale of Fairmount Group plc, a wholly owned subsidiary, to Brown Shipley & Co Ltd was completed on 16 August 2001. This transaction resulted in an exceptional profit before tax of £8m (£8m after tax). The results to the date of sale have been reported in these financial statements as discontinued business. This transaction, after an interim dividend of £2m, generated net proceeds of £35m against which goodwill of £20m, previously written off against reserves, has been charged.

Comparative figures for the non-technical account continuing and discontinued businesses in 2000 are given below.

	Continuing operations £m	Discontinued operations £m
Balance on the technical account – general business	14	–
Profit from long term business	582	–
Other operations	(62)	3
Allocated investment return	(19)	–
Other income	78	13
Other charges	(97)	(14)
	496	2
Tax on profit on ordinary activities	(181)	0
Profit for the financial year	315	2

10. TAX CHARGE/(CREDIT)

	Technical account – long term business 2001 £m	**Non-technical account 2001 £m**	Technical account – long term business 2000 £m	Non-technical account 2000 £m
UK corporation tax at 30% (2000: 30%)				
– Current tax for the year	**15**	**47**	296	52
– Adjustments in respect of prior periods	**0**	**(8)**	0	(1)
	15	**39**	296	51
– Double tax relief	**0**	**0**	(24)	(6)
	15	**39**	272	45
– Deferred tax	**10**	**0**	(105)	0
	25	**39**	167	45
Foreign tax				
– Current tax for the year	**51**	**0**	30	8
– Adjustments in respect of prior periods	**0**	**0**	6	0
	51	**0**	36	8
	76	**39**	203	53
Tax attributable to the balance on the technical account – long term business		**3**		128
Tax on (loss)/profit on ordinary activities		**42**		181

Reconciliation of actual tax charge to UK corporate tax rate	**2001 £m**	2000 £m
Tax at UK rate of 30% (2000: 30%) on (loss)/profit on ordinary activities before tax	**(45)**	150
Reported tax charge	**42**	181
Difference	**(87)**	(31)
Difference between taxable and accounting investment gains	**(9)**	(6)
(Higher)/lower overseas tax rates	**(1)**	11
Non taxable UK dividends	**2**	2
Higher tax on SRC investment return	**(83)**	(35)
Disallowable expenditure less investment allowances	**(4)**	(4)
Adjustments in respect of prior periods	**8**	1
	(87)	(31)

11. EARNINGS PER SHARE

Earnings per share have been calculated using the weighted average number of ordinary shares in issue and the profits for the financial year. The reconciliation between the (loss)/profit for the financial year and earnings per share and the adjusted (loss)/profit for the financial year and related earnings per share is as follows:

	2001			2000		
	Weighted average number of shares m	**Profit/ (loss) £m**	**Earnings per share p**	Weighted average number of shares m	Profit £m	Earnings per share p
Operating profit after tax on continuing operations	**5,143**	**353**	**6.87**	5,130	350	6.82
Operating profit after tax on discontinued operations					1	0.02
Variation from longer term investment return		**(56)**	**(1.09)**		(16)	(0.31)
Change in equalisation provision		**(4)**	**(0.08)**		(4)	(0.08)
Profit on sale of Fairmount Group plc		**8**	**0.16**		–	–
Change in SRC		**(492)**	**(9.57)**		(14)	(0.27)
Profit for the financial year	**5,143**	**(191)**	**(3.71)**	5,130	317	6.18
Net shares under options allocable for no further consideration	**10***	**–**	**–**	12	–	(0.02)
Convertible bonds outstanding	**257***	**–**	**–**	–	–	–
Diluted (loss)/profit for the financial year	**5,410**	**(191)**	**(3.71)**	5,142	317	6.16

* These shares are antidilutive as they would decrease the net loss per share, and are therefore ignored in the calculation of diluted earnings per share.

12. GENERAL INSURANCE BUSINESS PROVISIONS

	2001 £m	2000 £m
Provision for unearned premiums		
– gross	**160**	158
– reinsurers' share	**(8)**	(5)
	152	153
Claims outstanding		
– gross	**131**	146
– reinsurers' share	**(5)**	(5)
	126	141
Equalisation provision	**34**	28
Other technical provisions (provision for unexpired risks)		
– gross	**11**	18
– reinsurers' share	**(2)**	(4)
	9	14
Deferred acquisition costs (DAC)	**(47)**	(44)
General insurance provisions, net of reinsurance and DAC	**274**	292

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly.

13. AUDITORS' REMUNERATION

Fees paid to PricewaterhouseCoopers as auditors amounted to £1.0m (2000: £1.0m). Included in these figures are £0.1m (2000: £0.1m) in respect of the Company. Other fees paid to PricewaterhouseCoopers comprised:

	UK 2001 £m	**Group 2001 £m**	UK 2000 £m	Group 2000 £m
Audit related work including review of regulatory returns	**0.3**	**0.3**	0.3	0.4
Tax services	**0.4**	**0.4**	0	0
Corporate activity	**0.1**	**0.1**	0.1	0.1
Other advisory services	**0.2**	**0.2**	0	0
	1.0	**1.0**	0.4	0.5

In addition to the above, professional fees are paid to various firms of accountants, including PricewaterhouseCoopers, in respect of services supplied to a number of non-consolidated Venture Capital subsidiaries. Details of these subsidiaries and associated fees are provided in Note 32.

14. INVESTMENTS

(i) Land and buildings*	Long term business 2001 £m	Other business 2001 £m	Total 2001 £m	Long term business 2000 £m	Other business 2000 £m	Total 2000 £m
Leasehold properties						
– Long leaseholds	401	25	426	328	21	349
– Short leaseholds	43	2	45	42	2	44
	444	27	471	370	23	393
Freehold properties	2,898	157	3,055	3,024	165	3,189
Total land and buildings	3,342	184	3,526	3,394	188	3,582
(ii) Other financial investments**						
Shares and other variable yield securities and units in unit trusts	11,504	1,460	12,964	13,610	1,459	15,069
Debt securities and other fixed income securities	13,672	598	14,270	12,728	723	13,451
Loans secured by mortgages	14	1,380	1,394	14	1,275	1,289
Other loans						
– Policy loans	84	63	147	79	58	137
– Other loans	1	0	1	1	0	1
	85	63	148	80	58	138
Deposits with credit institutions	873	1,055	1,928	863	439	1,302
Other investments	4	230	234	18	228	246
Total other financial investments	26,152	4,786	30,938	27,313	4,182	31,495
Total investments	29,494	4,970	34,464	30,707	4,370	35,077
Original cost of investments:						
Land and buildings	2,337	132	2,469	2,385	138	2,523
Other financial investments						
– Shares and other variable yield securities and units in unit trusts	7,991	1,023	9,014	7,881	856	8,737
– Debt securities and other fixed income securities	12,880	599	13,479	11,554	729	12,283
– Loans secured by mortgages	65	1,380	1,445	14	1,275	1,289
– *Other loans*	90	63	153	80	58	138
– Deposits with credit institutions	875	1,055	1,930	863	439	1,302
– Other investments	10	224	234	18	218	236
Total other financial investments	21,911	4,344	26,255	20,410	3,575	23,985
	24,248	4,476	28,724	22,795	3,713	26,508
Included in the current values above are listed investments amounting to:	22,312	1,412	23,724	25,200	1,619	26,819

* The value of land and buildings which were occupied by the Group for its own activities, included above, was £47m (2000: £30m). The original cost was £16m (2000: £14m).

** The reported asset mix does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if:

i) For long term business the value as reported for shares, variable yield securities and unit trusts increased by £82m (2000: £69m decrease); and

ii) For shareholders' and general insurance funds the value as reported for shares, variable yield securities and unit trusts increased by £54m (2000: £54m increase).

In both cases cash and deposits would be changed by corresponding amounts. The effect of other derivatives is not considered significant enough to be reported separately.

15. GOODWILL RESULTING FROM ACQUISITIONS

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £70m at 31 December 2001 (2000: £90m).

16. ASSETS HELD TO COVER LINKED LIABILITIES

	2001 £m	2000 £m
Managed pension funds (Legal & General Assurance (Pensions Management) Limited)	62,062	61,850
Other linked business	8,920	8,828
	70,982	70,678

The original cost of investments held to cover linked liabilities was £70,259m (2000: £55,659m).

17. TANGIBLE ASSETS

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	2001 £m	2000 £m
Cost:		
At 1 January	116	119
– Additions	37	13
– Disposals	(32)	(16)
At 31 December	121	116
Depreciation:		
At 1 January	82	76
– Provided during the year	23	18
– Disposals	(21)	(12)
At 31 December	84	82
Net book value at 31 December	37	34

18. PURCHASED INTERESTS IN LONG TERM BUSINESS

	2001 £m	2000 £m
Cost:		
At 1 January	178	165
– Exchange revaluation	4	13
At 31 December	182	178
Amortisation:		
At 1 January	130	114
– Exchange revaluation	3	9
– Provided during the year	19	7
At 31 December	152	130
Net book value at 31 December	30	48

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business in the USA. Relevant life business is amortised over its economic life in proportion to the projected premium income from that business. Interest rate sensitive business is amortised in relation to the present value of estimated gross profits.

19. SHARE CAPITAL AND SHARE PREMIUM

	Number of shares	2001 £m	2000 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**6,000,000,000**	**150**	150

Issued share capital Fully paid ordinary shares of 2.5p each		Share capital £m	Share premium £m
At 1 January 2001	**5,149,097,142**	**129**	**142**
Options exercised under share option schemes			
– Executive share option scheme	**2,703,482**	**0**	**1**
– Save as you earn scheme	**4,365,264**	**0**	**4**
At 31 December 2001	**5,156,165,888**	**129**	**147**

Convertible bond

In December 2001, the Company issued £525 million of convertible bonds due in 2006 which generated net proceeds after expenses of £515m.

The convertible bonds may be redeemed in 2005, and thereafter at the option of the Company, at par, providing the price exceeds 120% of the conversion price. A coupon of 2.75% per annum is paid semi-annually and the bonds convert into ordinary shares of the Company at 204p per share. The bonds would, if converted, give rise to the issue of 257,352,941 new ordinary shares representing approximately 5% of the current issued share capital.

The convertible bonds are included in the financial statements at an amount equal to the net proceeds after expenses. The difference between this amount and the face value is amortised at a constant rate over the term of the convertible bonds assuming no conversion and is included in the profit and loss account as interest expense. The carrying amount of the convertible bonds will equal the face amount at the maturity date. In the event of conversion any unamortised costs relating to the converted bonds will reduce the amount credited to the share premium account.

Options

Options over 57,012,963 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2001 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending
3,294,404	33.9 – 150.0	2002	1,472,128	124.0 – 135.8	2007
7,421,086	42.6 – 147.5	2003	493,513	135.0 – 135.8	2008
6,709,843	45.4 – 150.0	2004	7,417,565	135.8 – 177.25	2009
6,762,258	47.7 – 147.5	2005	11,076,082	170.5 – 174.0	2010
1,665,810	135.0 – 150.0	2006	10,700,274	161.75 – 162.25	2011

A description of these schemes is contained in the Directors' Report on Remuneration on page 40.

Employee share ownership trust

The Company has an employee share ownership trust (ESOT) which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 2001 2.7m shares were provided by the ESOT to employees to settle allocations due under the 1998 SBP and PSP releases and to trustees under the Company's share schemes for 2000. As at 31 December 2001 the ESOT held 10.5m shares acquired at a cost of £10.3m and with a market value of £16.8m, of which 3.2m were purchased at market rates throughout 2001. The ESOT's investments are included at cost in the consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company.

The ESOT has waived its rights to the dividends payable on the shares it holds.

20. MOVEMENTS IN CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001 £m	2000 £m
At 1 January	**2,916**	2,825
Retained (loss)/profit	**(452)**	74
Goodwill written back on sale of Fairmount Group plc	**20**	–
Exchange gains	**2**	17
At 31 December	**2,486**	2,916

21. BORROWINGS

	Long term 2001 £m	Other business 2001 £m	Total 2001 £m	Long term 2000 £m	Other business 2000 £m	Total 2000 £m
Analysis by purpose						
Mortgage related	**5**	**524**	**529**	5	274	279
Attributed to the SRC	**–**	**502**	**502**	–	147	147
Other	**36**	**575**	**611**	27	118	145
Total	**41**	**1,601**	**1,642**	32	539	571

Reported as	2001 £m	2000 £m
Amounts owed to credit institutions		
– repayable, otherwise than by instalments, in less than five years	**725**	424
– repayable, otherwise than by instalments, in more than five years	**402**	147
	1,127	571
Debenture loans – Convertible bond	**515**	–
	1,642	571
Analysis by nature		
Unsecured		
– 2.75% Convertible bond 2006	**515**	–
– Medium term notes 2031/2041	**402**	147
– Medium term notes 2002/2004	**334**	126
– Commercial paper 2002	**321**	9
– Bank loans 2002	**70**	142
– Guaranteed PEP Bond 2001	**0**	147
	1,642	571
Analysis by maturity		
In one year or less or on demand	**542**	418
Between 1 and 2 years	**177**	0
Between 2 and 5 years	**521**	6
In 5 years or more	**402**	147
	1,642	571

i) As at 31 December the Group has revolving credit facilities amounting to £385m expiring between 2002 and 2005, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance a maturing loan should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then £125m of the amount shown as repayable within one year would be reclassified as repayable after more than one year.

21. BORROWINGS continued

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings at 31 December 2001 were as follows:

	Total £m	Floating borrowings £m	Fixed borrowings £m	Fixed borrowings weighted average interest rate %	Period for which rate is fixed years
Sterling	**1,247**	**330**	**917**	4.09	16
United States dollar	**369**	**369**	**0**	–	–
Euro	**19**	**11**	**8**	6.45	1
Other	**7**	**7**	**0**	–	–
	1,642	**717**	**925**		

22. PROVISIONS FOR OTHER RISKS AND CHARGES

Deferred tax	2001 £m	2000 £m
At 1 January	**17**	122
Charge/(credit) for the year	**10**	(105)
At 31 December	**27**	17
Comprising:		
Unrealised net gains on investments	**10**	0
Other timing differences	**17**	17
	27	17

Potential deferred tax not provided for:

	Long term business 2001 £m	Other 2001 £m	Long term business 2000 £m	Other 2000 £m
Unrealised net gains on investments	**373**	**8**	576	22
Other timing differences	**(145)**	**(5)**	(70)	(6)
	228	**3**	506	16

Potential deferred tax is computed at the relevant corporate tax rate according to existing law.

The £10m charge (2000: £105m credit), relates to part of the unrealised appreciation on assets supporting UK long term business. The credit of £105m in 2000 arose from a reversal of deferred tax in respect of corporate and government debt, for which a UK tax election was available for 1996 to 1999 only. In respect of earnings retained by overseas subsidiaries £10m (2000: £10m) is provided and £Nil (2000: £Nil) included in potential deferred tax.

23. COMPANY FIXED ASSETS

	Shares in Group companies 2001 £m	Loans to Group companies 2001 £m	Total 2001 £m	Shares in Group companies 2000 £m	Loans to Group companies 2000 £m	Total 2000 £m
At valuation, 1 January	**2,970**	**557**	**3,527**	2,874	400	3,274
Additions	**581**	**355**	**936**	–	144	144
Revaluation	**(438)**	**5**	**(433)**	96	13	109
At valuation, 31 December	**3,113**	**917**	**4,030**	2,970	557	3,527
At cost, 31 December	**1,155**	**933**	**2,088**	576	576	1,152

24. LONG TERM INSURANCE FUNDS

	2001 £m	2000 £m
Long term business provision – gross	**28,339**	26,596
Technical provision for linked liabilities	**70,848**	70,566
Claims outstanding – gross	**197**	96
	99,384	97,258
Reinsurers' share of provisions	**(972)**	(523)
	98,412	96,735
Deferred acquisition costs	**(811)**	(888)
Fund for future appropriations	**2,250**	4,331
SRC in the UK long term fund	**2,448**	2,153
	4,698	6,484
Total long term insurance funds	**102,299**	102,331
Comprising insurance funds for:		
UK life and pensions business	**38,056**	38,411
UK managed pension funds	**62,062**	61,830
Other business	**2,181**	2,124
	102,299	102,365

To simplify the balance sheet presentation certain assets and liabilities have been reclassified; deferred acquisition costs for 2000, reported above, have been increased by £140m and the reinsurers' share of provisions decreased by £106m as a result.

The cost of bonuses incurred during the year was £810m (2000: £848m), of which £417m (2000: £478m) was included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The fund for future appropriations consists primarily of unrealised investment appreciation within the UK with-profits fund.

The assumptions underlying the calculation of the UK long term business provision for statutory solvency purposes are contained in the returns to the Financial Services Authority. These returns are due to be submitted by 30 April 2002 and will then be available to any shareholder on request. The principal assumptions for the MSS accounts are:

	2001	2000
Rate of interest		
Life assurances	**3.0-3.25%pa**	2.75-3.25%pa
Bonuses on with-profits life assurances	**2.5%pa**	2.25%pa
Pension assurances	**3.25-5.0%pa**	3.0-5.0%pa
Annuities in deferment	**3.25-5.25%pa**	2.0-5.1%pa
Annuities in deferment (RPI-linked; net rate after allowance for inflation)	**1.45-2.2%pa**	1.1-1.85%pa
Vested annuities	**5.25%pa**	5.1%pa
Vested annuities (RPI-linked; net rate after allowance for inflation)	**2.2%pa**	1.85%pa
Mortality tables		
Non-linked individual term assurances	**125% TM92/TF92sel**	A67/70 ult-3yrs
Other non-linked life assurances	**150% AM92/AF92ult**	A67/70 ult-2 yrs
Annuities in deferment	**150% AM92/AF92ult**	A67/70 ult-3 yrs
Vested annuities (with allowance for secular trends according to CMI Report No.17, and for certain annuities a further allowance in 2001 for the effect of initial selection).	**73-96%a(55) ult-3 yrs**	77-96%a(55) ult-3 yrs

Other assumptions

In calculating the long term business provisions for international long term business operations locally generally accepted actuarial tables and interest rates are used.

25. MOVEMENT IN COMPANY RESERVES

	Revaluation reserve 2001 £m	Profit and loss account 2001 £m	Revaluation reserve 2000 £m	Profit and loss account 2000 £m
At 1 January	**2,431**	**485**	2,335	490
Retained profit/(loss) after tax and dividends	**–**	**8**	–	(5)
(Decrease)/increase in the net assets of subsidiaries	**(438)**	**–**	96	–
At 31 December	**1,993**	**493**	2,431	485

26. CASH FLOW FOR SHAREHOLDERS' AND GENERAL INSURANCE FUNDS

(excluding SRC and its subsidiaries)

(i) Reconciliation of (loss)/profit on ordinary activities before tax	2001 £m	2000 £m
(Loss)/profit on ordinary activities before tax	**(149)**	498
Profits relating to long term business	**(414)**	(364)
Profit before tax of subsidiaries of the SRC	**(28)**	(60)
Change in SRC excluding subsidiaries	**585**	(30)
Profit on sale of Fairmount Group plc	**(8)**	–
Cash (paid to)/received from long term business	**(137)**	49
Depreciation of tangible fixed assets	**19**	7
Decrease in general insurance technical provisions	**(18)**	(14)
Decrease/(increase) in other operating debtors	**50**	(54)
(Decrease)/increase in other operating creditors	**(57)**	9
Interest expense on shareholders' borrowing	**24**	9
Realised and unrealised investment losses	**54**	5
Net cash (outflow)/inflow from operating activities	**(79)**	55
(ii) Analysis of cash flows for headings netted in the cash flow statement		
Financing		
Issue of share capital	**5**	11
Increase in total borrowings	**808**	131
Increase in mortgage related borrowings	**24**	0
	837	142
Portfolio investments		
Cash outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	**88**	64
Debt securities and other fixed income securities	**217**	272
Loans secured by mortgages	**12**	64
Other loans and investments	**4**	471
Cash inflows from the sale/redemption of:		
Land and buildings	**(1)**	–
Shares and other variable yield securities and units in unit trusts	**(75)**	(65)
Debt securities and other fixed income securities	**(251)**	(574)
Loans secured by mortgages	**(36)**	(64)
Other loans and investments	**(24)**	(278)
Net cash (inflows)/outflows from:		
Deposits with credit institutions	**(24)**	57
	(90)	(53)
Increase in mortgage loans financed by borrowings	**24**	0
	(66)	(53)
(iii) Sale of Fairmount Group plc		
Portfolio investments disposed of	**24**	
Other net liabilities disposed of	**(17)**	
Goodwill previously credited to reserves	**20**	
Profit on sale	**8**	
	35*	–

* Of which £34m was settled in cash

26. CASH FLOW FOR SHAREHOLDERS' AND GENERAL INSURANCE FUNDS Continued

(excluding SRC and its subsidiaries)

(iv) Acquisition of investment management subsidiaries from the UK long term fund	2001 £m	2000 £m
Portfolio investments acquired	135	
Other net assets acquired	48	
Other net liabilities acquired	(26)	
Adjustment to market value	413	
Cash payment made	570	–

On 24 December the investment management subsidiaries previously owned by the SRC were acquired by shareholder owned holding companies.

(v) Movement in opening and closing portfolio investments net of financing	2001 £m	2000 £m
Net cash (outflow)/inflow for the period	(6)	3
Cash flow (excluding long term business and SRC)		
Net sale of portfolio investments	(90)	(53)
Increase in loans (including mortgage related)	(808)	(131)
Movement arising from cash flows	(904)	(181)
Movement in long term business and SRC investments net of financing	(668)	963
Investments disposed of on sale of Fairmount Group plc	(24)	–
Changes in market values and exchange rate effects	(59)	(19)
Total movement in portfolio investments net of financing	(1,655)	763
Portfolio investments net of financing at 1 January	34,601	33,838
Portfolio investments net of financing at 31 December	32,946	34,601

(vi) Movement in cash, portfolio investments and financing

	At 1 Jan 2001 £m	Cash flow £m	Changes in long term business (incl. SRC) £m	Disposed of on sale of Fairmount Group plc £m	Changes to market and currency values £m	At 31 Dec 2001 £m
Cash at bank and in hand	95	(6)	35	0	0	124
Land and buildings	3,582	(1)	(55)	0	0	3,526
Shares and unit trusts	15,069	13	(2,066)	0	(52)	12,964
Debt securities and other fixed income securities	13,451	(34)	855	0	(2)	14,270
Loans secured by mortgages	1,289	(24)	129	0	0	1,394
Other loans and investments	384	(20)	19	(1)	0	382
Deposits with credit institutions	1,302	(24)	673	(23)	0	1,928
	35,077	(90)	(445)	(24)	(54)	34,464
Financing						
Loans due within 1 year	(418)	(93)	(30)	0	(1)	(542)
Loans due after 1 year	(153)	(715)	(228)	0	(4)	(1,100)
	(571)	(808)	(258)	0	(5)	(1,642)
	34,601	(904)	(668)	(24)	(59)	32,946

27. OTHER CREDITORS

	Long term business 2001 £m	Other business 2001 £m	Total 2001 £m	Long term business 2000 £m	Other business 2000 £m	Total 2000 £m
Tax payable	64	46	110	234	61	295
Dividends payable	–	177	177	–	166	166
Balances between long term and other business	871	(871)	–	1,078	(1,078)	–
Other creditors	265	191	456	162	272	434
Total	1,200	(457)	743	1,474	(579)	895

Except as indicated in Note 21, all creditors are payable within a period of 5 years.

28. DIRECTORS' REMUNERATION AND SHARE INTERESTS

The Directors' Report on Remuneration on pages 40 to 41 explains the approach to remuneration policy.

Directors' remuneration

	Salary/fees £'000	Benefits £'000	Annual Bonus Cash £'000	Annual Bonus Deferred £'000	Total 2001 £'000	Total 2000 £'000	Long term incentive scheme 2001 £'000	Long term incentive scheme 2000 £'000
Executive:								
Kate Avery	216	16	100	60	**392**	–	**21**	–
Anthony Hobson	86*	3	–	–	**89**	425	**57**	194
Gareth Hoskin	216	16	40	24	**296**	–	**13**	–
Andrew Palmer	300	18	120	72	**510**	400	**21**	97
Robin Phipps	325	16	160	96	**597**	502	**43**	121
David Prosser	600	19	300	300	**1,219**	970	**114**	291
David Rough	375	16	190	–	**581**	605	**71**	194
	2,118	104	910	552	**3,684**	2,902	**340**	897
Non-executive								
Bernard Asher	70				**70**	62		
Frances Heaton	25				**25**	–		
Beverley Hodson	40				**40**	3		
Rob Margetts	160				**160**	160		
Barrie Morgans	40	1			**41**	41		
Ronaldo Schmitz	40	2			**42**	18		
Alan Wheatley	60	1			**61**	60		
Former non-executive directors	86				**86**	130		
	2,639	108	910	552	**4,209**	3,376	**340**	897

* Includes £38,000 contractual termination payment. A payment of £472,000 was also made into the pension scheme as part of his contractual entitlement.

The deferred bonus scheme operated by the Group for the years 1999 to 2001 was the Restricted Share Plan (RSP), which grants shares deferred in trust for 3 years. The value of the shares awarded to directors for 2001 under the RSP is reported as part of directors' remuneration and included in beneficial share interests at the date of allocation. The value for David Prosser allows for the fact that he is no longer eligible for any new allocations under the long term incentive schemes.

The fees for non-executives are non-pensionable. No fees are payable to executive directors.

The reimbursement of certain authorised expenses incurred by directors on Legal & General activities gives rise to tax liability, which is met by the Group. The amount of these expenses is included in Benefits.

The remuneration of the highest paid director in 2001, excluding pension entitlement and the value of options granted, but including the value of shares received under the long term incentive scheme, was £1,333,000; including gains on the exercise of share options of £Nil. The remuneration of the highest paid director in 2000 was £1,265,000; including gains on the exercise of share options of £4,000.

The long term incentive scheme in the table above is the performance share plan (PSP) for which the 1998 award matured in 2001. The Group's total shareholder return ranked 42nd in the returns for other FTSE-100 companies over the period 1998/2001. Accordingly, 1.8 times the basic number of shares under the PSP were transferred to the executives concerned, with those relating to the executive directors being shown above.

Pension entitlements

The executive directors participate in the non-contributory Legal & General Senior Pension Scheme (the Scheme). Details are shown on page 41 in the Directors' Report on Remuneration.

	Age at 31 December 2001	Increase in accrued pension in 2001 £'000	Accumulated accrued pension at 31 December 2001 £'000
Kate Avery	**41**	**2**	**9**
Gareth Hoskin	**41**	**2**	**12**
Andrew Palmer	**48**	**26**	**107**
Robin Phipps	**51**	**29**	**148**
David Prosser	**57**	**54**	**357**
David Rough	**50**	**18**	**148**

The increase in accrued pension during the year excludes any increase for inflation.

28. DIRECTORS' REMUNERATION AND SHARE INTERESTS *continued*

Directors' share interests

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the ESP, RSP and Profit Sharing Scheme in previous years but not vested, are shown below. These exclude shares awarded but not vested by the Company under the SBP and the PSP.

	31 December 2001	1 January 2001*		31 December 2001	1 January 2001*
Bernard Asher	12,381	8,566	Andrew Palmer	206,392	140,899
Kate Avery	117,682	70,223	Robin Phipps	542,705	378,309
Frances Heaton	3,627	0	David Prosser	1,424,937	1,207,430
Beverley Hodson	3,695	0	David Rough	781,414	661,233
Gareth Hoskin	82,287	38,264	Ronaldo Schmitz	9,468	5,773
Rob Margetts	90,738	58,021	Alan Wheatley	40,589	36,894
Barrie Morgans	34,589	28,894			

* or date of appointment if later

Long term incentive scheme

The table below shows the directors' conditional awards for PSP which is described in the Directors' Report on Remuneration

	Year of award			Year of vesting	
	1999	2000	2001	Earliest	Latest
Kate Avery	10,800	20,000	–	2002	2003
Gareth Hoskin	10,800	20,000	–	2002	2003
Andrew Palmer	40,000	50,000	–	2002	2003
Robin Phipps	40,000	50,000	–	2002	2003
David Prosser	88,000	110,000	–	2002	2003
David Rough	60,000	70,000	–	2002	2003

The value on vesting of any shares received by directors under the PSP is disclosed in the Report and Accounts in the year of vesting.

An executive share option scheme is in operation, as described in the Directors' Report on Remuneration. The facility for executive directors to elect to take PSP shares as an alternative to executive share options was not available in respect of 2000, and so no PSP awards were made to directors for 2001. In 2002, in respect of performance in 2001, the Remuneration Committee decided that executive directors should be granted the following share options: Kate Avery 300,000; Gareth Hoskin 250,000; Andrew Palmer 400,000; and Robin Phipps 400,000. Each executive will decide whether, as an alternative, to take PSP shares instead in the ratio of four share options to one PSP share.

28. DIRECTORS' REMUNERATION AND SHARE INTERESTS continued

Share options

Options have been awarded to executive directors under the CSOP and ESOS or acquired under the Company's SAYE schemes.

Details of these options are set out below.

Movements in year

		Share options 1 Jan 2001	Options (exercised) granted	Share options 31 Dec 2001	Exercise price (p)	Earliest exercise date	Latest exercise date
Kate Avery	(SAYE)	30,228		30,228	65	3.10.03	2.4.04
	(CSOP)	500		500	173	11.4.03	10.4.10
	(CSOP)		17,956	17,956	162	10.4.04	9.4.11
	(ESOS)		202,044	202,044	162	10.4.04	9.4.11
				250,728			
Gareth Hoskin	(SAYE)	3,125		3,125	124	5.4.03	4.10.03
	(CSOP)	500		500	173	11.4.03	10.4.10
	(SAYE)	4,305		4,305	135	1.9.03	29.2.04
	(CSOP)		17,956	17,956	162	10.4.04	9.4.11
	(ESOS)		202,044	202,044	162	10.4.04	9.4.11
				227,930			
Andrew Palmer	(CSOP)	500		500	173	11.4.03	10.4.10
	(SAYE)		7,133	7,133	136	2.4.04	1.10.04
	(CSOP)		17,956	17,956	162	10.4.04	9.4.11
	(ESOS)		282,044	282,044	162	10.4.04	9.4.11
				307,633			
Robin Phipps	(SAYE)	46,008	(46,008)	0	34	1.8.01	31.1.02
	(SAYE)	1,320	(1,320)	0	148	1.5.01	31.10.01
	(SAYE)	6,250		6,250	124	4.4.03	31.10.03
	(CSOP)	500		500	173	11.4.03	10.4.10
	(SAYE)		1,426	1,426	136	2.4.04	1.10.04
	(CSOP)		17,956	17,956	162	10.4.04	9.4.11
	(ESOS)		332,044	332,044	162	10.4.04	9.4.11
				358,176			
David Prosser	(SAYE)	31,028		31,028	38	1.6.02	30.11.02
	(CSOP)	500		500	173	11.4.03	10.4.10
	(SAYE)	7,175		7,175	135	1.9.03	29.2.04
	(CSOP)		17,956	17,956	162	10.4.04	9.4.11
	(ESOS)		1,382,044	1,382,044	162	10.4.04	9.4.11
				1,438,703			
David Rough	(SAYE)	4,687		4,687	124	4.4.03	3.10.03
	(ESOS)	500		500	173	11.4.03	10.4.10
	(SAYE)	2,870		2,870	135	1.9.03	29.2.04
	(CSOP)		18,489	18,489	162	10.4.04	9.4.11
	(ESOS)		381,511	381,511	162	10.4.04	9.4.11
				408,057			

No options lapsed during 2001. As at 31 December 2001, there were 2,893,000 options outstanding where the exercise price exceeded the market price of 159p. The range during 2001 was 128p to 191.25p. The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

28. DIRECTORS' REMUNERATION AND SHARE INTERESTS continued

Share options continued

Gains on the exercise of share options

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain in 2001 £'000	Gain in 2001 £'000	Gain 2000 £'000
Gareth Hoskin	(SAYE)					–	7
Robin Phipps	(SAYE)	46,008	34	168	62		
	(SAYE)	1,320	148	164	0	62	–
David Prosser	(SAYE)					–	4
David Rough						–	134
						62	145

Directors' loans

At 31 December 2001 there was one mortgage loan outstanding amounting to £392,795 (2000: £Nil) made to 1 (2000: 0) director of the Company.

29. RELATED PARTY TRANSACTIONS

There were no material transactions between directors or key managers and the Legal & General group of companies. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

30. EMPLOYEE INFORMATION

	2001	2000
Average numbers of staff employed by the Group during the year were:		
– UK	7,836	7,740
– Europe	288	285
– USA	329	338
Worldwide employees	8,453	8,363

Aggregate gross remuneration	£m	£m
– Wages and salaries	217	206
– Social security costs	23	24
– Other pension costs	15	15
	255	245

Included in the UK figures are 701 (2000: 719) part time employees with an aggregate gross remuneration of £9m (2000: £8m).

31. CONTINGENT LIABILITIES, GUARANTEES AND INDEMNITIES

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. In addition, the extent of liabilities in respect of contracts with policyholders may be affected by court judgements, Ombudsman rulings, regulatory action and industry compensation schemes. Whilst it is not possible to predict with certainty the resultant financial impact or timing of all these factors, the Company considers that provisions have been made on a prudent basis and that it has adequate capital and reserves to meet all reasonable foreseeable eventualities.

In 1975 Legal & General Assurance Society Ltd (Society) was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

32. SUBSIDIARIES

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies except for Gresham Insurance Company Limited, in which the Group holds 90% of the ordinary share capital.

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	Great Britain
Legal & General Assurance Society Limited	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited**	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited**	Long term insurance	Great Britain
Legal & General Bank Limited	Mortgage lending and deposit taking	Great Britain
Legal & General (Portfolio Management Services) Limited**	Investment management	Great Britain
Legal & General Property Limited**	Property management	Great Britain
Legal & General Resources Limited*	Provision of services	Great Britain
Legal & General (Unit Trust Managers) Limited**	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited**	Venture capital management	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

** Transfer of ownership of subsidiaries

On 24 December 2001 the ownership of these subsidiaries was transferred from the long term fund of Legal & General Assurance Society Limited to shareholder owned subsidiaries of Legal & General Group Plc. This transfer boosted the long term fund's regulatory capital by £0.4bn while also better reflecting the growing external bias of the funds which these subsidiaries manage.

The main area of operation of subsidiaries incorporated in Great Britain is in the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management
Provision of a fund management service for clients' funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance
Household, mortgage indemnity, motor, healthcare and accident sickness and unemployment insurance.

32. SUBSIDIARIES continued

(ii) Investments

The following subsidiaries, held via intermediate holding companies or via limited partnerships, have been excluded from consolidation because the relevant limited partnership agreements impose severe long term restrictions over the Group's ability to exercise control. All of these holdings have been included as investments.

Company name	Country of incorporation	% equity shares held by the Group
Craegmoor Healthcare Group Limited	Great Britain	62.85
Emtec Group GmbH	Germany	79.09
HMG Holdings Limited	Great Britain	65.28
IPT Group Limited	Great Britain	55.53
Tally Group GmbH	Germany	65.91
Trident Components Group Limited	Great Britain	50.38
Youngs Bluecrest Seafood Limited	Great Britain	65.42

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material. The net amount owed by these companies to the Group was £121m in 2001 (2000: £82m).

Audit fees paid to PricewaterhouseCoopers by certain of the non consolidated subsidiaries totalled £1.1m (2000: £0.8m). Professional fees are also paid to various firms of accountants, lawyers and advisers, including PricewaterhouseCoopers, in respect of other services supplied to certain of the subsidiaries listed above, including corporate finance, due diligence and other advisory services. Fees paid to accountants in respect of their non-audit services to non-consolidated subsidiaries totalled £10.3m in 2001 (2000: £0.8m), of which fees paid to PricewaterhouseCoopers were £2.2m (2000: £0.3m) for the UK and £4.2m (2000: £0.3m) for the Group. The aggregate non-audit fees paid to PricewaterhouseCoopers in 2001, including those in respect of venture capital subsidiaries and those disclosed in Note 13 amounted to £3.2m in 2001 (2000: £0.7m) in the UK and £5.2m in 2001 (2000: £0.8m) for the Group.

33. ASSOCIATED UNDERTAKINGS

As part of an arrangement to provide household insurance to customers of The Woolwich plc (Woolwich) the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is included in investments. The minority interest in Gresham is not separately disclosed as it is not material.

The Group also has investments where its holding exceeds 20% of the equity share capital. They have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

34. COMMITMENTS

	2001 £m	2000 £m
Authorised and contracted commitments not provided for in respect of investments, including property development and mortgage lending, payable after 31 December:		
– Long term business	**184**	228
– Other business	**112**	58
	296	286

35. PENSION COSTS

The Group operates the following pension schemes in the UK and overseas:

- Legal & General Group UK Pension and Assurance Fund (the Fund). The Fund is a defined benefit scheme which was closed to new members from January 1995; last full actuarial valuation as at 31 December 2001.
- Legal & General Group UK Senior Pension Scheme (the Scheme). The Scheme is a defined benefit scheme which, with a few exceptions (principally transfers from the Fund), was closed to new members from August 2000; last full actuarial valuation as at 31 December 2001.
- Legal & General Personal Pension Plan (UK) – a defined contribution scheme.
- Legal & General Staff Stakeholder Pension Scheme (UK) – a defined contribution scheme.
- Legal & General America Inc Cash Balance Plan – a defined benefit scheme; last full actuarial valuation as at 31 December 2000.
- Regime de retraite professionnel (France) – a defined contribution scheme.
- Legal & General Nederland Stichting Pensioenfonds – a multi-company defined benefit scheme. This scheme is a multi-employer defined benefit scheme which, as the company share of the underlying assets and liabilities cannot be identified, has been treated for reporting purposes as a defined contribution scheme. The contribution in respect of this scheme for the year was £0.2m.

All significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

There were no contributions prepaid or outstanding at either 31 December 2001 or 31 December 2000 in respect of these schemes. The Group has no liability for retirement benefits other than for pensions, except for a small scheme in France (Indemnités de fin carrière) which provides for lump sum benefits on retirement. The Fund and Scheme account for virtually all of the UK and over 95% of worldwide assets, contributions and members of the Group's defined benefit schemes.

The charges for pension costs for the schemes within the Group under the statement of standard accounting practice (SSAP) 24 were:

	2001 £m	**2001 £m**	2000 £m	2000 £m
Defined benefit schemes				
The Fund – Regular pension costs	**7**		8	
– Amortisation of surplus	**(3)**	**4**	(3)	5
The Scheme – Regular pension costs	**6**		5	
– Amortisation of surplus	**(2)**	**4**	(2)	3
Other UK and Overseas schemes		**0**		1
		8		9
Defined contribution schemes		**6**		6
		14		15

The actuarial value of the combined assets of the Fund and Scheme at 31 December 2001 was £506m, sufficient to cover 111% of the accrued members' benefits.

The surpluses of the Fund and Scheme disclosed by the valuations are being amortised over 11 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 2001 for the principal UK schemes was 10.7% (2000: 10.7%). The future contribution rate has been set at 10.7%.

The major assumptions used by the actuaries of the defined benefit schemes under SSAP24 were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.0%
Rate of growth in dividend income	4.0%	Rate of return on investment	8.0%
Rate of interest applied to discount liabilities	8.0%	Rate of increase in salaries, excluding promotional increases	6.0%

All of the defined benefit schemes are valued under the projected unit method. As the Fund and Scheme are effectively closed to new members, the current service costs will increase as the age profile of active members rises.

The major assumptions used by the actuaries of the defined benefit schemes under FRS17 were:

	31.12.01 Fund and Scheme %	31.12.01 USA %
Inflation	**2.5**	4.0
Rate of increase in salaries, excluding promotional increases	**4.0**	6.0
Rate of increase in pensions in payment and deferred pensions	**3.0**	–
Rate used to discount liabilities	**5.8**	7.5

35. PENSION COSTS continued

	Value at 31.12.01 £m	Longer term rate of return expected at 31.12.01 % p.a.
Market value of the assets of the Fund and Scheme and the expected rate of return were:		
Equities	485	8.0
Bonds	65	5.0-6.0
Properties	41	8.5
Purchased annuities*	270	5.8
Other investments	4	-
	865	
Market value of the assets of the USA scheme and the expected rate of return	9	8.0
Total market value of assets	874	
Actuarial value of liabilities	(801)	
Surplus	73	
Related deferred tax liability	(22)	
Net pension asset	51	

* The purchased annuities have the yield used in establishing the liabilities.

If the above amounts had been recognised in the financial statements, the shareholders' net assets and profit and loss account would be as follows:

	2001 £m
Shareholders' net assets excluding pension asset	2,762
Pension asset	51
Net assets including pension asset	2,813
Profit and loss account excluding pension asset	2,486
Net pension surplus	51
Profit and loss account including pension asset	2,537

The surpluses in the Fund and Scheme are used to underpin the benefit promise made to members and the actual contributions made by participating employers.

ACHIEVED PROFITS BASIS

Table of Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNT

YEAR ENDED 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Profit from continuing operations			
UK life and pensions	6(a)	**532**	454
International life and pensions			
– USA		**67**	45
– Netherlands		**18**	17
– France		**16**	24
	6(a)	**101**	86
		633	540
Institutional fund management		**76**	82
General insurance		**37**	20
Other operational income		**5**	42
		751	684
Profit from discontinued operation			
Other operational income – Fairmount Group plc		**0**	2
Operating profit		**751**	686
Variation from longer term investment return		**(688)**	(314)
Change in equalisation provision		**(6)**	(6)
Effect of economic assumption changes		**(3)**	26
Profit on sale of Fairmount Group plc		**8**	–
Profit on ordinary activities before tax		**62**	392
Tax on profit on ordinary activities		**(105)**	(149)
(Loss)/profit for the financial period		**(43)**	243
Dividends payable		**261**	243

	p	p
Dividend per share	**5.09**	4.71
Earnings per share:		
– based on operating profit on continuing operations after tax	**10.65**	9.70
– based on (loss)/profit for the financial period	**(0.84)**	4.74
Diluted earnings per share:		
– based on operating profit on continuing operations after tax	**10.15**	9.68
– based on (loss)/profit for the financial period	**(0.84)**	4.73

AS AT 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Assets			
Investments		**34,464**	35,077
Assets held to cover linked liabilities		**70,982**	70,678
Long term in-force business asset	3	**2,262**	2,135
Other assets		**2,804**	2,378
		110,512	110,268
Liabilities			
Shareholders' funds	6(d)	**4,994**	5,274
Fund for future appropriations		**2,250**	4,331
Technical provisions			
– Technical provisions for linked liabilities		**70,848**	70,566
– Other long term business provisions		**28,536**	26,692
– General insurance provisions		**336**	350
		99,720	97,608
Borrowings		**1,642**	571
Bank customer deposits		**1,043**	1,307
Other creditors		**863**	1,177
		110,512	110,268

1. BASIS OF PREPARATION

These statements have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers. This methodology sets out a more realistic method for recognising shareholders' profits from long term business.

These supplementary financial statements have been audited by PricewaterhouseCoopers (see Independent Auditors' Report) and prepared in conjunction with our consulting actuaries – Tillinghast Towers-Perrin and, in the USA, Milliman USA.

2. DESCRIPTION OF METHODOLOGY

The objective of Achieved Profits (AP) is to provide shareholders with more realistic information on the financial position and current performance than that provided by the Modified Statutory Solvency (MSS) basis.

The methodology requires an attribution of assets of an insurance company, as reported in the statutory solvency accounts, between those backing long term insurance contracts (backing assets) and the residual assets. The method accounts for:

(i) insurance contracts and their backing assets on an AP basis; and

(ii) residual assets on the MSS basis adopted in the primary accounts.

The AP methodology recognises as profit the total of:

(i) the cash transfers to the residual assets from the insurance contracts and backing assets, as determined following a statutory solvency valuation; and

(ii) the movement over the year in the present value of the expected future cash flows to the residual assets from insurance contracts in force at the year end and their backing assets.

The present value is determined by using a risk discount rate set by reference to assumed future investment returns.

The backing assets cover:

(i) long term business provisions calculated in accordance with local supervisory requirements; and

(ii) a further amount, the distribution of which to shareholders is regarded as encumbered.

Cash flow projections are determined using realistic assumptions of each component of cash flow for each policy group. Future economic and investment conditions are based on year-end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio and assumes an investment return on reinvestment of surplus cash flows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

Detailed actuarial cash flow assumptions on, inter alia, mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually to be distributed.

Allowance for risk is made by:

(i) a risk margin incorporated in the cash flow discount rate,

(ii) the cash flow deferrals generated by financing the backing assets, and

(iii) a specific assumption on asset default.

3. LONG TERM IN-FORCE BUSINESS ASSET AND EMBEDDED VALUE

The shareholders' funds on the AP basis are derived from the methodology in Note 2. They comprise the shareholders' funds on the MSS basis, less the value included for purchased interests in long term business, plus the Long term in-force business asset.

The embedded value (EV) is the sum of this shareholder net worth and the value of the in-force business. Shareholder net worth attributable to the long term business is the further amount of backing assets regarded as encumbered, in addition to the longer term business provision, plus, any residual assets in insurance subsidiaries which do not have a long term fund.

The value of in-force business is calculated directly from the methodology.

4. COST OF CAPITAL

In respect of UK life and pensions, regulatory capital for with-profits new business is provided by assets backing the with-profits fund; that for non-profit business is provided by the shareholder net worth. The shareholder net worth is included in the EV at a discounted value for assets identified as backing assets. It is therefore not necessary to allow separately for the cost of regulatory capital in the calculation of the contribution from new business. For International and Managed pension funds businesses, the contribution from new business reflects an appropriate allowance for the cost of regulatory capital.

5. ANALYSIS OF PROFIT

Operating profit is identified at a level which reflects an assumed longer term level of investment return. The contribution to operating profit in a period is attributed to four sources: new business; the management of in-force business; development costs; and shareholder net worth. Further profit contributions arise from the actual investment return differing from the assumed long term investment return – the investment return variances – and from the effect of economic assumptions changes.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate represents a target return, so that a positive contribution from new business is the value created in excess of that required to meet the target. New business contributions are calculated using year end embedded value assumptions.

The contribution from in-force business reflects:

(i) the expected return – the discount earned from the value of money at the start of the year;

(ii) the experience variances – the variance in the actual experience from that assumed; and

(iii) operating assumption changes – the effects of changes in assumptions, other than changes in economic assumptions. These changes are made as at the end of the year and include risk margin changes. Any material contribution from this source is disclosed.

Development costs are those associated with investment in building a new enterprise or unusual development activity over a defined period.

The contribution from shareholder net worth comprises the increase in embedded value, based on assumptions at the start of the year in respect of:

(i) backing assets not representing policyholder provisions – the unwind of the discount; and

(ii) residual assets – the expected investment return.

Investment return variances represent the effect of the investment performance in respect of shareholder net worth and in-force business compared with EV assumptions at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, including associated changes to valuation bases, beyond the control of management, to the extent that they are reflected in revised assumptions.

Profit before tax is calculated by grossing up the after-tax profit at the full rate of corporate tax for each country, except for the contribution from shareholder net worth. The grossing up rate for this contribution is derived from the tax attributed to the corresponding contribution on the MSS basis. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

6. SEGMENTAL ANALYSIS OF RESULTS

(a) Contribution from continuing long term business

	UK life and pensions		International life and pensions		UK managed pension funds*		Total	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Contribution from:								
– New business	**183**	118	**34**	43	**27**	35	**244**	196
– In-force business								
– expected return	**242**	256	**45**	41	**14**	14	**301**	311
– experience variances	**43**	(71)	**(5)**	(7)	**20**	23	**58**	(55)
– operating assumption changes	**(33)**	38	**11**	(9)	**11**	3	**(11)**	32
– Development costs	**(26)**	(14)	**0**	0	**(2)**	0	**(28)**	(14)
– Shareholder net worth	**123**	127	**16**	18	**–**	–	**139**	145
Operating profit	**532**	454	**101**	86	**70**	75	**703**	615
Investment return variances	**(579)**	(274)	**(15)**	(9)	**(31)**	(18)	**(625)**	(301)
Effect of economic assumption changes	**2**	10	**(5)**	14	**0**	2	**(3)**	26
(Loss)/profit before tax	**(45)**	190	**81**	91	**39**	59	**75**	340
Attributed tax	**(64)**	(75)	**(29)**	(32)	**(13)**	(18)	**(106)**	(125)
(Loss)/profit after tax	**(109)**	115	**52**	59	**26**	41	**(31)**	215

* Included in the Institutional fund management result of £76m (2000: £82m).

(b) Components of embedded value

	UK life and pensions		International life and pensions		UK managed pension funds		Total	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Value of in-force business	**2,439**	2,334	**394**	356	**136**	134	**2,969**	2,824
Shareholder net worth*	**1,993**	1,534	**239**	222	**116**	–	**2,348**	1,756
Embedded value	**4,432**	3,868	**633**	578	**252**	134	**5,317**	4,580

* For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It includes intra-Group subordinated debt capital of £502m (2000: £147m) but excludes the net assets of £68m (2000: £201m net of value of in-force business) of UK long term fund (LTF) operational subsidiaries.

Following the transfer of the investment management businesses, the shareholder net worth attributable to UK managed pension funds is the shareholders' funds of Legal & General Assurance (Pensions Management) Ltd on the MSS basis. This reporting attribution follows from the transfer of that company out of the LTF.

(c) Embedded value

	UK life and pensions		International life and pensions		UK managed pension funds		Total	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
At 1 January	**3,868**	3,824	**578**	461	**134**	130	**4,580**	4,415
Exchange rate movements	**–**	–	**6**	28	**–**	–	**6**	28
	3,868	3,824	**584**	489	**134**	130	**4,586**	4,443
(Loss)/profit after tax	**(109)**	115	**52**	59	**26**	41	**(31)**	215
Capital movements*	**920**	147	**(1)**	34	**116**	–	**1,035**	181
Distributions	**(247)**	(218)	**(2)**	(4)	**(24)**	(37)	**(273)**	(259)
At 31 December	**4,432**	3,868	**633**	578	**252**	134	**5,317**	4,580

* Following the transfer of the investment management businesses, the LTF subsidiaries which were the holding companies for these businesses are no longer considered as operational. Their net assets of £580m are now attributed to UK life and pensions. This impact, together with the further increase in subordinated debt of £355m, less net capital invested in operational subsidiaries of £15m, is reported as a capital movement.

6. SEGMENTAL ANALYSIS OF RESULTS continued

(d) Shareholders' funds

	2001 £m	2000 £m
EV of life and pensions businesses		
UK*	**4,432**	3,868
USA	**492**	443
Netherlands	**74**	67
France	**67**	68
	5,065	4,446
Institutional fund management**	**283**	251
	5,348	4,697
General insurance business	**91**	76
Banking	**92**	92
Corporate funds†	**(537)**	409
	4,994	5,274

* Including £502m (2000: £147m) of intra-Group subordinated debt capital attributed to the SRC previously reported within Corporate funds.

** Including £252m (2000: £240m) net assets of UK managed pension fund business.

† Corporate funds includes the convertible debt of £515m and the senior debt of £502m (2000: £147m) which has been lent to the LTF.

7. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2001 £m	2000 £m
At 1 January	**5,274**	5,250
(Loss)/profit for the financial period	**(43)**	243
Exchange movements	**(1)**	13
Dividends	**(261)**	(243)
Increase in share capital/share premium	**5**	11
Goodwill written back on sale of Fairmount Group plc	**20**	–
At 31 December	**4,994**	5,274
comprising:		
Shareholders' funds on the MSS basis	**2,762**	3,187
Long term in-force business asset	**2,262**	2,135
Less: Purchased interests in long term business already included on MSS basis	**(30)**	(48)
Shareholders' funds on the AP basis	**4,994**	5,274

8. ASSUMPTIONS

UK LIFE AND PENSIONS

i) For the LTF all assets which, following the reclassification of the SRC in 1996, have been treated as "backing assets" and thus encumbered, will continue to be treated as such. Capital reported as transferred into the LTF since 1996, in the form of subordinated debt and the excess of the consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

ii) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the fixed interest gilt assumption.

	2001 %p.a.	2000 %p.a.
Investment return		
– Gilts:		
Fixed interest	**5.0**	4.7
RPI linked	**5.0**	4.7
– Non Gilts:		
Fixed interest	**5.4-6.3**	5.3-6.5
RPI linked	**5.1-5.8**	5.0-6.0
– Equities and property	**7.6**	7.3
Risk discount rate (after tax)	**7.5**	7.2
Inflation		
– Expenses/earnings	**3.5**	3.6
– Indexation	**2.5**	2.6

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.15% p.a., other than for certain government-supported securities where no such allowance is made. In 2000 an average allowance of 0.05% p.a. was used.

iii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2000: 20 years).

v) Development costs relate to new strategic administration systems, stakeholder pensions, and in 2001, start up costs relating to the Barclays strategic alliance.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

vii) The value of the in-force business reflects the cost of providing for benefit enhancement to certain products and for compensation in relation to pension transfers and opt-outs, including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for secular trends in annuitant mortality based on externally published data with the end 2001 assumptions taking into account the improvement factors contained in CMI Report No.17.

ix) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent and their value is included in the value of new business as the premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates, except where future changes have been announced.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2000: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from the shareholder net worth in the MSS accounts.

UK MANAGED PENSION FUNDS

The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after ten years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to product and geographical coverage initiatives.

INTERNATIONAL

Key assumptions are:

	2001 %p.a.	2000 %p.a.
USA		
Reinvestment rate	**6.5**	7.0
Risk discount rate (net of tax)	**7.6**	7.7

The assumed future pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments.

	2001 %p.a.	2000 %p.a.
Europe		
Government bond return	**5.0**	5.0
Risk discount rate (net of tax)	**8.5**	8.5

9. ALTERNATIVE ASSUMPTIONS

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders.The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions EV and new business contributions for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equity/ property yields £m
Effect on embedded value at 31 December 2001	4,432	+280	-240	+270
Effect on new business contribution for the period	183	+33	-28	+19

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

TO THE DIRECTORS OF LEGAL & GENERAL GROUP PLC ON THE SUPPLEMENTARY FINANCIAL STATEMENTS

We have audited the supplementary financial information for the year ended 31 December 2001 that comprises the Consolidated Profit and Loss Account – Achieved Profits, the Consolidated Balance Sheet – Achieved Profit and the relevant Notes 1 to 9 which have been prepared in accordance with the Achieved Profits methodology as set out in Note 1 and which should be read in conjunction with the audited financial statements prepared on the modified statutory solvency basis.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report, including the financial statements prepared on the modified statutory solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out in the Independent Auditors Report to the members of Legal & General Group Plc. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 9 January 2002, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

OPINION

In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits methodology set out in Note 1.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
London, 27 February 2002

Notice is hereby given that the 23rd Annual General Meeting of Legal & General Group Plc will be held at The Institution of Electrical Engineers, Savoy Place, London WC2R OBL on Tuesday, 30 April 2002 at 11.30 a.m. for the following purposes:

1. To receive and consider the Report and Accounts for the year ended 31 December 2001.
2. To declare a final dividend of 3.46p per ordinary 2.5p share.
3. By separate resolutions to re-elect the following as Directors of the Company who are retiring by rotation:

   (a) R. J Margetts

   (b) J. B. Morgans

   (c) D. J. Prosser

   (d) Dr. R.H. Schmitz

   and to elect the following directors who have been appointed since the last Annual General Meeting:

   (a) T. J. Breedon

   (b) F. A. Heaton

   (c) Sir David Walker

To consider and, if thought fit, to pass the following resolutions, which will be proposed as ordinary resolutions:

4. ORDINARY RESOLUTION

To reappoint PricewaterhouseCoopers as auditors of the Company and to authorise the directors of the Company to fix their remuneration.

5. ORDINARY RESOLUTION

To approve the policy on remuneration as laid out in the Directors' Report on Remuneration set out on pages 40 and 41 of the Report and Accounts.

6. ORDINARY RESOLUTION

THAT the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of that Act) up to an aggregate nominal amount of £6,445,207, being 5% of the issued share capital of the Company as at 31 December 2001, in substitution for all previous such authorities, provided that this authority shall (unless renewed) expire on the conclusion of the Annual General Meeting of the Company to be held in 2003, except that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority.

To consider and, if thought fit, to pass the following resolutions, which will be proposed as special resolutions:

7. SPECIAL RESOLUTION

THAT, subject to the passing of resolution No.6, the directors of the Company be and they are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of that Act) under the authority conferred by resolution No.6 as if Section 89(1) of that Act did not apply, provided that this authority shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities are offered to each shareholder in the same proportion (as nearly as may be) to the number of shares held by each shareholder (subject to such exclusions or other arrangements as the directors of the Company may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of, any recognised regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £6,445,207, being 5% of the issued share capital of the Company as at 31 December 2001 and shall expire fifteen months following the passing of this resolution or, if earlier, on the conclusion of the Annual General Meeting of the Company to be held in 2003 except that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

8. SPECIAL RESOLUTION

THAT the directors of the Company be and they are hereby granted, pursuant to Article 7 of the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, general and unconditional authority to make market purchases of any of its ordinary shares upon, and subject to, the following conditions:

(a) the maximum number of ordinary shares in the Company hereby authorised to be acquired is 257,808,294 shares, being 5% of the issued share capital of the Company as at 31 December 2001.

(b) the minimum price which may be paid for each ordinary share is 2.5p.

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are purchased; and

(d) the authority hereby conferred shall (unless renewed) expire on the conclusion of the Annual General Meeting to be held in 2003 except that the Company may at any time prior to the expiry of such authority enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after the expiry of such authority.

By Order of the Board

D. W. Binding
Group Secretary
27 February 2002

Notes

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member. A proxy card is enclosed and, to be effective, must be delivered to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not later than 11.30 a.m. on 28 April 2002.

(2) Details of all proxy votes will be available for inspection immediately prior to and during the Annual General Meeting.

(3) Copies of executive directors' service contracts and the register of directors' share interests kept pursuant to Section 325 of the Companies Act 1985 are available for inspection during normal working hours at the registered office and 15 minutes prior to and at the Annual General Meeting.

(4) Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 28 April 2002 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 6.00 p.m. on 28 April 2002 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

3 April 2002
Ex dividend date

30 April 2002
Annual General Meeting

1 May 2002
Payment of Final Dividend for 2001
(to members registered on 5 April 2002)

25 July 2002
Announcement of Half Year Results for 2002 and Declaration of Interim Dividend

11 September 2002
Ex dividend date

1 October 2002
Payment of Interim Dividend for 2002
(to members registered on 13 September 2002)

Consolidated Profit and Loss Account	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Life and pensions business	**414**	364	321	292	257
Institutional fund management	**41**	59	46	43	23
General insurance business	**37**	20	25	19	33
Other operational income	**5**	42	22	(1)	5
Operating profit	**497**	485	414	353	318
Profit from discontinued operations	**0**	2	1	9	18
Profit on sale of discontinued operations	**8**	–	–	308	–
Premium on repurchase of Euroconvertible bonds	–	–	–	(92)	–
Shareholder Retained Capital contribution	**(585)**	30	260	(195)	260
Change in equalisation provision	**(6)**	(6)	(5)	(5)	(6)
Variation from longer term investment return	**(63)**	(13)	6	28	20
(Loss)/profit on ordinary activities before tax	**(149)**	498	676	406	610
Tax	**(42)**	(181)	(89)	1	(118)
Dividends	**(261)**	(243)	(212)	(185)	(160)
Retained (loss)/profit	**(452)**	74	375	222	332
New Business					
Life and pensions – Annual	**374**	320	307	255	237
Life and pensions – Single	**2,975**	2,118	2,068	1,546	1,354
Investment business	**14,165**	13,417	14,029	12,182	6,964
Gross premium income					
Life and pensions	**4,799**	3,828	3,616	3,018	2,867
General insurance	**285**	259	221	209	214
Consolidated Balance Sheet					
Investments	**105,446**	105,755	100,071	76,779	57,412
Other assets	**2,834**	2,426	2,135	1,809	1,653
Total assets	**108,280**	108,181	102,206	78,588	59,065
Share capital/premium	**276**	271	260	253	213
Profit and loss account	**2,486**	2,916	2,825	2,447	2,225
Shareholders' funds	**2,762**	3,187	3,085	2,700	2,438
Technical provisions and FFA	**101,970**	101,939	96,459	73,156	54,806
Borrowings	**1,642**	571	426	460	710
Creditors and other provisions	**1,906**	2,484	2,236	2,272	1,111
Total liabilities	**108,280**	108,181	102,206	78,588	59,065

Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax*	**6.87**	6.82	6.45	4.92	4.35
Dividend per share	**5.09**	4.71	4.13	3.62	3.18
Market price at 31 December	**159**	184.5	169	195	133

Prior year figures have been restated to reflect the longer term rate of shareholder's other income and the reclassification of the retail investment business result previously reported within Institutional fund management.

* Earnings per share and market price figures have been restated for comparative purposes to reflect the share split in 1999.

Consolidated Profit and Loss Account	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Life and pensions business					
– UK	**532**	454	412	352	441
– USA	**67**	45	58	38	38
– Netherlands	**18**	17	14	9	11
– France	**16**	24	15	14	7
	633	540	499	413	497
Institutional fund management	**76**	82	102	76	39
General insurance business	**37**	20	25	19	33
Other operational income	**5**	42	22	(1)	5
Operating profit	**751**	684	648	507	574
Profit from discontinued Australian business	**–**	–	–	13	66
Profit from discontinued Fairmount business	**0**	2	1	2	2
Profit on sale of discontinued operations	**8**	–	–	180	–
Variation from longer term investment return	**(688)**	(314)	673	121	309
Change in equalisation provision	**(6)**	(6)	(5)	(5)	(6)
Effect of economic assumption changes	**(3)**	26	(23)	(95)	11
Premium on repurchase of Euroconvertible bonds	**–**	–	–	(92)	–
Effect of 1997 UK Budget tax charge	**–**	–	–	–	(74)
Profit on ordinary activities before tax	**62**	392	1,294	631	882
Tax	**(105)**	(149)	(295)	(127)	(217)
Dividends	**(261)**	(243)	(212)	(185)	(160)
Retained (loss)/profit	**(304)**	0	787	319	505
Consolidated Balance Sheet					
Investments	**105,446**	105,755	100,071	76,779	57,412
Long term in-force business	**2,262**	2,135	2,216	1,806	1,737
Other assets	**2,804**	2,378	2,084	1,768	1,579
Total assets	**110,512**	110,268	104,371	80,353	60,728
Shareholders' funds	**4,994**	5,274	5,250	4,465	4,101
Fund for future appropriations	**2,250**	4,331	5,814	4,240	4,263
Technical provisions	**99,720**	97,608	90,645	68,916	50,543
Creditors	**3,548**	3,055	2,662	2,732	1,821
Total liabilities	**110,512**	110,268	104,371	80,353	60,728
Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax*	**10.65**	9.70	9.48	7.25	13.37

Prior year figures have been restated to reflect both the longer term rate of shareholders' other income and the reclassification of the retail investment business result previously reported within Institutional fund management.

* Earnings per share figures have been restated for comparative purposes to reflect the share split in 1999.

SHAREHOLDERS AT 31 DECEMBER 2001

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2001 are:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	35,685	67.7	443,641,993	8.6
Banks	27	0.0	4,640,313	0.1
Nominee companies	14,956	28.4	4,489,715,300	87.1
Insurance companies and pension funds	32	0.1	70,205,334	1.4
Limited companies	1,517	2.9	72,029,166	1.4
Other corporate bodies	456	0.9	75,933,782	1.4
	52,673	100.0	5,156,165,888	100.0

- INDIVIDUALS
- BANKS
- NOMINEE COMPANIES
- INS. COMPANIES AND PENSION FUNDS
- LIMITED COMPANIES
- OTHER CORPORATE BODIES

% SHAREHOLDERS



% SHARES



	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 - 20,000	45,062	85.6	217,180,679	4.2
20,001 - 100,000	5,711	10.8	231,114,735	4.5
100,001 - 500,000	1,138	2.2	249,454,509	4.8
500,001 and over	762	1.4	4,458,415,965	86.5
	52,673	100.0	5,156,165,888	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 241 3958). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This Service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 241 3958. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please phone the shareholder helpline on 0870 241 3958.

Dividend: The record date for the proposed final dividend for 2001, payable on 1 May 2002, is 5 April 2002 and the shares will trade ex-dividend on the London Stock Exchange from 3 April 2002.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): The Legal & General Single Company ISA is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company. As of 5 April 2002 new business into this ISA will be managed by Lloyds TSB Registrars who can be contacted on 0870 242 4244.

Personal Equity Plan (PEP): The Legal & General Single Company PEP is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, was 7.996p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

You can now view your Legal & General shareholding on the internet by visiting:

www.shareview.co.uk

Any queries about your shareholding? Phone the dedicated shareholder helpline:

0870 241 3958

SEAQ page 45351
Topic page 273

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group subsidiaries are fully authorised as appropriate under the Financial Services Act in respect of their activities in the United Kingdom

This annual report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests

Published by Black Sun Plc 020 7736 0011
Photography by Matt Harris and Michael Harding
Printed by Westerham Press

20
01

Legal & General Grou
Temple Court
11 Queen Victoria Str
London EC4N 4TP
Phone 020 7528 620
Fax 020 7528 6222
www.legalandgenera